FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2011

2.	(English Translation) Confirmation Letter

3.	Ratio of Earnings to Fixed Charges and Computation Thereof for the Nine Months Ended December 31, 2011

The registrant hereby incorporates Exhibits 1, 2 and 3 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010 and (ii) in the prospectus that is part of the Registration Statement on Form F-3, as amended (Registration No. 333-165049) of the registrant, filed with the Securities and Exchange Commission on February 24, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 28, 2012	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Exhibit 1

Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2011

Items included in the Quarterly Securities Report

Note: Translations for the underlined items are attached to this form as below.

Part I   Corporate Information

Item 1. Information on the Company

1. Selected Financial Data

		Nine months ended December 31, 2010	Nine months ended December 31, 2011	Three months ended December 31, 2010	Three months ended December 31, 2011	Year ended March 31, 2011
Revenue	(Mil yen)	1,020,468	1,286,358	386,034	481,501	1,385,492
Net revenue	(Mil yen)	831,314	1,036,891	295,867	404,937	1,130,698
Income before income taxes	(Mil yen)	55,842	24,199	27,774	34,473	93,255
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(Mil yen)	16,762	(10,499)	13,389	17,822	28,661
Comprehensive income (loss) attributable to NHI shareholders	(Mil yen)	(23,319)	(50,941)	4,947	14,568	8,097
Total equity	(Mil yen)	2,078,088	2,347,610	—	—	2,091,636
Total assets	(Mil yen)	33,300,907	33,494,863	—	—	36,692,990
Net income (loss) attributable to NHI shareholders per share—basic	(Yen)	4.61	(2.89)	3.72	4.87	7.90
Net income (loss) attributable to NHI shareholders per share—diluted	(Yen)	4.59	(2.89)	3.70	4.84	7.86
Total NHI shareholders’ equity as a percentage of total assets	(%)	6.2	6.2	—	—	5.7
Cash flows from operating activities	(Mil yen)	(473,460)	(296,651)	—	—	(235,090)
Cash flows from investing activities	(Mil yen)	(367,461)	51,473	—	—	(423,214)
Cash flows from financing activities	(Mil yen)	898,293	(340,050)	—	—	1,284,243
Cash and cash equivalents at end of the period	(Mil yen)	1,043,487	1,014,576	—	—	1,620,340

1	The selected consolidated financial data are stated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
2	Total NHI shareholders’ equity as a percentage of total assets is calculated using the U.S. GAAP based Total NHI shareholders’ equity.
3	Taxable transactions do not include consumption taxes and local consumption taxes.
4	As the quarterly consolidated financial statements have been prepared, selected financial data on NHI are not disclosed.

2. Business Overview

There was no significant change for the business of Nomura Holdings, Inc. (the “Company”) and its 813 consolidated subsidiaries (collectively referred to as “Nomura”, “we”, “our”, or “us”) for the nine months ended December 31, 2011. The number of consolidated subsidiaries increased mainly in “Other” as shown in the business segment information, because during this period Nomura Land and Building Co., Ltd. (“NLB”) became a subsidiary. As a result, Nomura Real Estate Holdings, Inc., a subsidiary of NLB, became a Specified Subsidiary of Nomura.

There were 19 affiliated companies which were accounted for by the equity method as of December 31, 2011.

Item 2. Operating and Financial Review

1. Risk Factors

Significant changes in our Risk Factors which were described on the annual securities report are stated below. The titles below correspond to the titles of “Part I Corporate Information—Item 2. Operating and Financial Review—3. Risk Factors” in the annual securities report.

The discussion below contains future matters that are based on the assessments made as of the date of submission of this report (February 14, 2012), unless noted separately.

Our business may be materially affected by financial markets and economic conditions and market fluctuations in Japan and elsewhere around the world

Over recent years, continuous disruptions have lead to an acute downturn in the markets and economic conditions in Japan and elsewhere around the world. In 2008 and through to early 2009, the financial services industry, global securities markets and real economies, especially in developed countries, were materially and adversely affected by a world-wide market crisis and dislocation. While the world economy grew in 2010 due to stimuli from expansive monetary and fiscal policies, in 2011 the manifestation of financial problems in the U.S. and the worsening of financial, economic and structural issues in the peripheral countries of the Eurozone, including Greece, have adversely influenced major global financial markets. Global markets also face new challenges, for example political instability in certain regions such as the Middle East, and the economic outlook in the medium to long term remains uncertain.

In addition, not only purely economic factors but also future war, acts of terrorism, economic or political sanctions, pandemics, geopolitical risks and events, natural disasters or other similar events could have a material adverse effect on economic and financial market conditions. For example, with respect to our home market of Japan, the economic downturn has been prolonged and some time may be required for recovery due to the economic consequences arising from direct and indirect negative effects of the East Japan Earthquake in March 2011, including damages to nuclear power plants and resulting power shortages, and supply line disruptions. A sustained market/economic downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market/economic downturn, we may incur substantial losses due to market volatility. Also, governmental fiscal and monetary policy changes in Japan and other jurisdictions where we conduct business and other business environmental changes may adversely affect our business, financial condition and results of operations.

The financial services industry is intensely competitive and rapidly consolidating

Our global business strategies may not result in the anticipated outcome due to competition with other financial services firms in international markets and the failure to realize the full benefits of management resource reallocation

We believe that there are significant opportunities in the international markets, but there is also significant competition for such opportunities. In order to take advantage of those opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the U.S., Europe and Asia. Some of these financial services firms are larger in scale and better capitalized, are able to secure talented human resources and have a stronger local presence in these markets. As a means to bolster our international operations, we acquired certain Lehman operations in Europe, the Middle East and Asia in 2008 and we have been rebuilding and expanding our operations in these regions and the U.S. However, in light of an increasing sense of uncertainty associated with market conditions and the global economy from various unstable factors including the European sovereign debt crisis, many competitor financial services firms have announced plans to reduce costs. We have also begun to carry out plans to reduce costs aimed at reallocating management resources and lowering our breakeven point. Such optimization of management resource reallocation for our global businesses is critical to our global management strategy, and if we fail to realize the full benefits of these efforts our global business strategy and financial condition may be adversely affected.

Our business is subject to substantial legal, regulatory and reputational risks

Tightening of regulations applicable to the financial system and financial industry could adversely affect our business, financial condition and operating results

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, to improve the stability and transparency of Japan’s financial system and to ensure the protection of investors, a bill to amend the FIEA was passed by the Diet, which became effective on April 1, 2011, excluding certain sections. The amendment strengthened supervision through introducing corporate group regulations, which we are subject to, such as consolidated capital adequacy regulations on financial instruments business operators the size of which exceeds specified parameters and on certain parent companies, and by requiring reports on the financial status of such companies. In addition, the Financial Services Agency (the “FSA”) amended the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” which became effective on April 1, 2011. Such amendment includes, among others, restrictions on the compensation systems of corporate groups of specified parent company, including Nomura Group, which are designed to reduce excessive risk taking by their executives and employees.

In addition, in response to the financial markets crisis in the autumn of 2008, various reforms to the financial regulatory framework at a national level and by international agreements, such as the agreements reached at the Group of Twenty (G-20) Summit, are undergoing to restore financial stability and to enhance financial industry’s resilience against future crises. Such proposals for reform include the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) in the U.S. and various proposals to strengthen financial regulation in the European Union and the United Kingdom (“U.K.”). The impact of these proposals (including bank levy) on us and our industry may be significant. However, policy responses to such proposals and amendment of existing systems are still ongoing and are difficult to precisely predict at this point.

The changes in regulations on accounting standards, consolidated regulatory capital adequacy rules and liquidity ratio could also have a material adverse effect on our business, financial condition, and results of operations. For example, we currently calculate our consolidated regulatory capital adequacy ratio in accordance with the FSA’s notice on Basel 2.5 based consolidated capital adequacy rules applicable to the Ultimate Designated Parent Company. As of February 2012, the FSA has published a draft amendment to the notice on capital adequacy rules in order to respond to the Basel III measures announced by the Basel Committee on Banking Supervision (the “Basel Committee”), and is seeking public comments. The implementation of those new measures may cause our capital adequacy ratio to decrease or may require us to liquidate assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders. Further, based on Basel III, the Financial Stability Board and the Basel Committee have announced they will annually update the list of global systemically important financial institutions (“G-SIFIs”) identified by financial regulators and additional regulatory capital requirements imposed on those G-SIFIs. The costs and impact on us as described above may further increase if we are identified as a G-SIFI in the future.

2. Significant Contracts

Not applicable.

3. Operating, Financial and Cash Flows Analysis

(1) Operating Results

Nomura reported net revenue of ¥1,036.9 billion, non-interest expenses of ¥1,012.7 billion, income before income taxes of ¥24.2 billion, and net loss attributable to NHI shareholders of ¥10.5 billion for the nine months ended December 31, 2011.

The breakdown of net revenue and non-interest expenses on the consolidated statements of operations are as follows:

	Millions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Commissions	¥301,639	¥256,689
Brokerage commissions	148,177	133,482
Commissions for distribution of investment trust	131,547	99,026
Other	21,915	24,181
Fees from investment banking	79,232	44,835
Underwriting and distribution	59,479	22,734
M&A / financial advisory fees	18,648	21,197
Other	1,105	904
Asset management and portfolio service fees	105,685	109,165
Asset management fees	94,123	95,849
Other	11,562	13,316
Net gain on trading	267,840	173,631
Gain (loss) on private equity investments	(4,295)	26,286
Net interest	63,443	93,975
Gain (loss) on investments in equity securities	(13,922)	(5,919)
Other	31,692	338,229

Net revenue	¥831,314	¥1,036,891

	Millions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Compensation and benefits	¥391,912	¥406,659
Commissions and floor brokerage	69,051	69,518
Information processing and communications	135,124	133,488
Occupancy and related depreciation	66,104	73,247
Business development expenses	21,368	34,391
Other	91,913	295,389

Non-interest expenses	¥775,472	¥1,012,692

Business Segment Information

Results by business segment are noted below.

Reconciliations of Net revenue and Income (loss) before income taxes on segment results of operations and the consolidated statements of operations are set forth in Item 4. Financial Information, 1. Consolidated Financial Statements, Note 15. “Segment and geographic information”.

Net revenue

	Millions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Retail	¥296,194	¥257,882
Asset Management(1)	49,237	50,095
Wholesale	444,188	396,727
Other (Incl. elimination)(1)	55,545	338,288

Total	¥845,164	¥1,042,992

Non-interest expenses
	Millions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Retail	¥212,673	¥215,040
Asset Management(1)	35,495	33,693
Wholesale	466,908	446,839
Other (Incl. elimination)(1)	60,396	317,120

Total	¥775,472	¥1,012,692

Income (loss) before income taxes
	Millions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Retail	¥83,521	¥42,842
Asset Management(1)	13,742	16,402
Wholesale	(22,720)	(50,112)
Other (Incl. elimination)(1)	(4,851)	21,168

Total	¥69,692	¥30,300

(1)	Nomura Bank (Luxembourg) S.A. in the Asset Management segment was integrated into “Other” during the nine months ended December 31, 2011. In accordance with this integration, certain prior period amounts have been reclassified to conform to the current period presentation.

Retail

We provided consulting services despite the challenging market conditions, and as a result, net revenue was ¥257.9 billion. Non-interest expenses were ¥215.0 billion and income before income taxes was ¥42.8 billion. Retail client assets were ¥65.0 trillion as of December 31, 2011, a ¥5.6 trillion decrease from March 31, 2011.

Asset Management

Net revenue was ¥50.1 billion. Non-interest expenses were ¥33.7 billion and income before income taxes was ¥16.4 billion. Assets under management were ¥22.6 trillion as of December 31, 2011, a ¥2.1 trillion decrease from March 31, 2011, due primarily to market slump resulting from uncertainty in Europe and downgrade of the U.S. credit rating.

Wholesale

Net revenue was ¥396.7 billion, due primarily to the decreases in trading revenue. Non-interest expenses were ¥446.8 billion and loss before income taxes was ¥50.1 billion.

Global Market

	Millions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Net revenue	¥381,822	¥321,435
Non-interest expenses	373,846	355,885

Income (loss) before income taxes	¥7,976	¥(34,450)

Despite the main revenue driven by fixed income, net revenue was ¥321.4 billion, due primarily to the challenging trading conditions which led to a decline in overall revenues. Non-interest expenses were ¥355.9 billion and loss before income taxes was ¥34.5 billion.

Investment Banking

	Millions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Investment Banking (Gross)	¥130,634	¥101,193
Allocation to other divisions	(57,519)	(47,341)
Investment Banking (Net)	73,115	53,852
Other	(10,749)	21,440

Net revenue	62,366	75,292
Non-interest expenses	93,062	90,954

Income (loss) before income taxes	¥(30,696)	¥(15,662)

Net revenue was ¥75.3 billion. Traditional business, solutions business and private equity business were the revenue drivers. Non-interest expenses were ¥91.0 billion and loss before income taxes was ¥15.7 billion.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. Other operating results for the nine months ended December 31, 2011 include the gains from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, of ¥20.1 billion, the positive impact of its own creditworthiness on derivative liabilities, which resulted in gain of ¥23.8 billion and the losses from changes in counterparty credit spread of ¥23.0 billion. Net revenue was ¥338.3 billion, non-interest expenses were ¥317.1 billion and income before income taxes was ¥21.2 billion for the nine months ended December 31, 2011.

Geographic Information

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 15. “Segment and geographic information” for net revenue and income (loss) before income taxes by geographic allocation.

Cash Flow Information

Please refer to “(6) Liquidity and Capital Resource”.

(2) Assets and Liabilities Associated with Investment and Financial Services Business

1) Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Securitization Products

Our exposure to securitization products consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), commercial real estate-backed securities and other securitization products. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic region of the underlying collateral as of December 31, 2011.

	Millions of yen
	December 31, 2011
	Japan	Asia and Oceania	Europe	Americas	Total(1)
Commercial mortgage-backed securities(2)	¥3,453	¥—	¥7,088	¥49,008	¥59,549
Residential mortgage-backed securities(3)	29,852	53	26,519	238,319	294,743
Commercial real estate-backed securities	15,342	—	—	—	15,342
Other securitization products(4)	37,056	233	12,344	110,727	160,360

Total	¥85,703	¥286	¥45,951	¥398,054	¥529,994

(1)	The balances shown exclude those for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under Accounting Standards Codification (“ASC”) 860, “Transfers and Servicing”, and in which we have no continuing economic exposures.
(2)	We have ¥22,833 million exposure, as whole loans and commitments, to U.S. CMBS-related business as of December 31, 2011.
(3)	The RMBS balance for Americas excludes mortgage pass-through securities and U.S. government guaranteed collateralized mortgage obligations (CMO) because their credit risks are considered minimal.
(4)	Other securitization products include collateralized loan obligations (CLO), collateralized debt obligations (CDO) and asset-backed securities (ABS) (e.g., credit card loans, auto loans, student loans, home equity loans and etc.).

The following table provides our exposure to CMBS by geographic region and the external credit rating of the underlying collateral as of December 31, 2011.

	Millions of yen
	December 31, 2011
	AAA	AA	A	BBB	BB	B	Not rated	GSE(1)	Total
Japan	¥837	¥—	¥937	¥130	¥1,207	¥—	¥342	¥—	¥3,453
Europe	—	298	2,165	1,738	1,512	543	832	—	7,088
Americas	9,005	4,705	12,007	8,921	8,771	747	4,852	—	49,008

Total	¥9,842	¥5,003	¥15,109	¥10,789	¥11,490	¥1,290	¥6,026	¥—	¥59,549

(1)	“GSE” refers to government sponsored enterprises.
(2)	Rating based on the lowest rating given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of December 31, 2011.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures to these transactions.

The following table sets forth our exposure to leveraged finance by geographic region of the target company as of December 31, 2011.

	Millions of yen
	December 31, 2011
	Funded	Unfunded	Total
Japan	¥11,450	¥5,000	¥16,450
Europe	71,387	11,301	82,688
Americas	—	1,140	1,140
Asia and Oceania	2,473	3,498	5,971

Total	¥85,310	¥20,939	¥106,249

Special Purpose Entities

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of, repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Item 4. Financial Information 1. Consolidated Financial Statements, Note 6. “Securitizations and Variable Interest Entities”.

2) Fair value of financial instruments

A significant amount of our financial assets and financial liabilities are carried at fair value, with changes in fair value recognized either through earnings or other comprehensive income (loss) on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis was 6% as of December 31, 2011 as listed below:

	Billions of yen
	December 31, 2011
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial assets measured at fair value (Excluding derivative assets)	¥6,357	¥6,603	¥768	¥—	¥13,728	6%
Derivative assets	508	24,025	577	(23,645)	1,465
Derivative liabilities	573	23,951	597	(23,688)	1,433

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 3. “Fair value of financial instruments” for further information.

(3) Trading Activities

Assets and liabilities for trading purposes

Please refer to Item 4. Financial Information 1. Consolidated Financial Statements, Note 3. “Fair value of financial instruments” and Note 4. “Derivative instruments and hedging activities” regarding the balances of assets and liabilities for trading purposes.

Risk management of trading activity

We adopt Value-at-Risk (“VaR”) for measurement of market risk arising from trading activity.

1) Assumptions on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consideration of correlation of price movement among the products

2) Records of VaR

	Billions of yen
	March 31, 2011	December 31, 2011
Equity	¥1.8	¥1.5
Interest rate	4.1	5.0
Foreign exchange	4.5	3.5

Subtotal	10.4	10.0
Diversification benefit	(4.1)	(3.6)

VaR	¥6.3	¥6.4

	Billions of yen
	Nine months ended December 31, 2011
	Maximum	Minimum	Average
VaR	¥9.7	¥4.9	¥6.5

(4) Deferred Tax Assets Information

1) Details of deferred tax assets and liabilities

Details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities respectively in the consolidated balance sheets as of December 31, 2011 are as follows:

Millions of yen
December 31, 2011
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥108,605
Investments in subsidiaries and affiliates	179,868
Valuation of financial instruments	192,936
Accrued pension and severance costs	34,513
Other accrued expenses and provisions	77,781
Operating losses	310,536
Other	22,469

Gross deferred tax assets	926,708
Less—Valuation allowance	(478,700)

Total deferred tax assets	448,008

Deferred tax liabilities
Investments in subsidiaries and affiliates	81,026
Valuation of financial instruments	39,465
Undistributed earnings of foreign subsidiaries	3,277
Valuation of fixed assets	144,210
Other	22,957

Total deferred tax liabilities	290,935

Net deferred tax assets	¥157,073

2) Calculation method of deferred tax assets

Based on U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

(5) Qualitative Disclosures about Market Risk

1) Risk Management

The business activities of Nomura are exposed to various risks such as market risk, credit risk, operational risk and other risks caused by external factors. We have established a risk management framework to provide comprehensive controls, monitoring and reporting of these risks in order to maintain financial soundness and our corporate values.

2) Global Risk Management Structure

Governance

The Board of Directors has established the “Structure for Ensuring Appropriate Business of Nomura Holdings, Inc.” defining basic principles and establishing framework for the management of risk of loss. In addition, they are continuously making efforts to improve, strengthen and develop our risk management capabilities under this framework. The Group Integrated Risk Management Committee (“GIRMC”), upon delegation of the Executive Management Board (“EMB”), has established the “Integrated Risk Management Policy”, describing our overall risk management framework including the fundamental principles concerning risk management and organization and this is under continuous improvement.

Market Risk

We define market risk as potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. This type of risk primarily impacts our trading activities. Effective management of this risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner. Our principle statistical measurement tool to assess and limit market risk on an ongoing basis is Value-at-Risk (“VaR”). Limits on VaR are set in line with the firm’s risk appetite as expressed through economic capital. In addition to VaR, we use stress testing and scenario analysis to measure and analyze our market risk. Market risk is monitored against a set of approved limits, with daily reports delivered to senior management.

Credit Risk

Nomura defines credit risk as risk of losses arising from decrease or disappearance of asset values (including off-balance sheet items) due to deterioration in creditworthiness or default of an obligor.

For controlling credit risk appropriately, we have established basic principles in our Credit Risk Management Policy, a basic policy concerning credit risk management, which are important to meet the various needs of our clients whilst taking appropriate risks and ensuring sufficient returns to increase our corporate values. Under these basic principles, we have established a robust and comprehensive credit risk management framework.

Our regulatory capital ratio is calculated based on the FSA’s ministerial notice of the “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter). We have been applying the Foundation Internal Rating-Based Approach in calculating credit risk weighted assets for regulatory capital calculations since the end of March 2011. However, the Standardized Approach is still applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk weighted assets.

Operational Risk

Nomura defines operational risk as the risk of loss associated with inadequate or failed internal processes, people, and systems or from external events. This is an industry standard definition based on the Basel Committee on Banking Supervision definition of operational risk.

We have established an operational risk management framework comprising certain key products, services and processes in order to appropriately identify, assess, manage, monitor and report on Operational Risk.

The Nomura Group uses The Standardized Approach for calculating regulatory capital for operational risk. This involves using a 3 year average of gross income, allocated to business lines and multiplied by a fixed percentage determined by the FSA, to establish required Operational Risk capital amount.

(6) Liquidity and Capital Resource

Liquidity

Overview

We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market-wide events. Liquidity risk management policy is based on risk appetite which the Group Integrated Risk Management Committee formulates upon delegation by the EMB. Our primary objective for liquidity risk management is to ensure continuous liquidity across market cycles and periods of market stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of assets.

We have in place a number of Liquidity Risk Management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash; (2) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (3) Management of Credit Lines to Nomura Group Entities; (4) Implementation of Liquidity Stress Tests; (5) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning the group liquidity management. The Chief Financial Officer has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash. We control centrally residual cash held at Nomura Group entities for effective utilization purposes. As for the usage of funds, we manage the overall level of unsecured funding and set internal limits on the additional amount of unsecured funding available across the Nomura Group. The limit for unsecured funding is set by the EMB and monitored closely by Global Treasury.

In order to enable us to transfer funds smoothly among the group entities, we limit issuance of securities by regulated broker-dealers or banking entities. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either Nomura or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.

2. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets. We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. This allows us to be able to fund our operations for at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of trading assets. The amount of liquidity required is based on an internal model which incorporates the following requirements.

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating.

Collateral requirements to support potential increased intraday collateral requirements from our clearers and settlement agents arising as a result of a two-notch downgrade in our credit rating.

In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model takes into account legal, regulatory and tax restrictions that may impact the ability to freely transfer liquidity across the entities within the group.

We routinely issue long term debt in various maturities and currencies to maintain a long-term funding surplus.

We typically fund our trading activities on a secured basis through secured borrowings and repurchase agreements. We believe these funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Also, repurchase agreements tend to be short-term, often overnight. We manage the liquidity risks arising from secured funding by transacting with a diverse group of global counterparties, providing a various range and types of securities collateral and actively seeking to term out the tenor of certain transactions.

We seek to reduce refinancing risk through diversification of our funding sources. We diversify funding by product, investor and market in order to reduce our reliance on any one funding source. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base.

In terms of funding, the Company, Nomura Securities Co., Ltd. (“NSC”), Nomura Europe Finance N.V. and Nomura Bank International plc are main entities for external borrowings, issuances and others. Having raised the funds to match the currencies and liquidities of assets, we pursue to optimize our funding structures.

3. Management of Credit Lines to Nomura Group Entities. We maintain committed facility agreements with financial institutions for Nomura Group entities in order to provide contingent financing sources. We have structured the facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. We do not believe that any of the covenant requirements will impair our ability to draw on them. We occasionally test the effectiveness of our drawdown procedures.

4. Implementation of Liquidity Stress Tests. We maintain our liquidity portfolio and monitor our sufficiency of liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the firm’s liquidity requirements under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under company-specific and broad market wide-events, including potential credit rating downgrades at the parent company and subsidiary levels that may impact us by loss of access to unsecured capital markets, additional collateral posting requirements, limited or no access to secured funding markets and other events. We call this risk analysis our “Maximum Cumulative Outflow” framework.

To ensure a readily available source for a potential liquidity requirement, we maintain a liquidity portfolio in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity.

In addition to the liquidity portfolio, we have other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from

(i)	Upcoming maturities of unsecured debt (maturities less than 1 year)

(ii)	Potential buybacks of our outstanding debt

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

(iv)	Fluctuation of funding needs under normal business circumstances

(v)	Cash and collateral outflows in a stress event

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios assumes no sale of assets, no ability to issue additional unsecured funding, a widening of haircuts on outstanding repo funding, collateralization of clearing banks and depositories, drawdowns on loan commitments and loss of liquidity from market losses on inventory.

5. Contingency Funding Plan. We have developed a detailed contingency funding plan (“CFP”) to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to operations at central banks such as the Bank of Japan and the European Central Bank, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Cash Flow

Cash and cash equivalents’ balance as of December 31, 2010 and as of December 31, 2011 were ¥1,043.5 billion and ¥1,014.6 billion, respectively. Cash flows from operating activities for the nine months ended December 31, 2010 were outflows of ¥473.5 billion due primarily to an increase in Trading assets and those for December 31, 2011 were outflows of ¥296.7 billion due primarily to a decrease in Trading liabilities. Cash flows from investing activities for the nine months ended December 31, 2010 were outflows of ¥367.5 billion due primarily to an increase in Non-trading debt securities, net and those for December 31, 2011 were inflows of ¥51.5 billion due primarily to a decrease in Other, net. Cash flows from financing activities for the nine months ended December 31, 2010 were inflows of ¥898.3 billion due primarily to an increase in Borrowings and those for December 31, 2011 were outflows of ¥340.1 billion due primarily to a decrease in Borrowings.

Balance Sheet and Financial Leverage

Total assets as of December 31, 2011 were ¥33,494.9 billion, a decrease of ¥3,198.1 billion compared to ¥36,693.0 billion as of March 31, 2011, due primarily to decreases in Trading assets, Securities purchased under agreements to resell and Securities borrowed. Total liabilities as of December 31, 2011 were ¥31,147.3 billion, a decrease of ¥3,454.1 billion compared to ¥34,601.4 billion as of March 31, 2011, due primarily to decreases in Trading liabilities and Securities sold under agreements to repurchase. NHI shareholders’ equity as of December 31, 2011 was ¥2,061.5 billion, a decrease of ¥21.3 billion compared to ¥2,082.8 billion as of March 31, 2011, due to a decrease in Retained earnings.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to Nomura, we voluntarily provide a leverage ratio and adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. There are currently no regulatory or statutory reporting requirements which require us to disclose leverage ratios.

The following table sets forth NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	March 31, 2011	December 31, 2011
NHI shareholders’ equity	¥2,082.8	¥2,061.5
Total assets(1)	36,693.0	33,494.9
Adjusted assets(2)	21,536.7	20,890.5
Leverage ratio(3)	17.6x	16.2x
Adjusted leverage ratio(4)	10.3x	10.1x

(1)	Reconciles to the total assets amount disclosed on the face of our consolidated balance sheets and therefore excludes the fair value of securities transferred to counterparties under repo-to-maturity and certain Japanese securities lending transactions which are accounted for as sales rather than collateralized financing arrangements. The fair value of securities derecognized under these agreements has not had a significant impact on our reported leverage and adjusted leverage ratios as of March 31, 2011 and December 31, 2011.
(2)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed.
(3)	Equals total assets divided by NHI shareholders’ equity.
(4)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets decreased by 8.7% reflecting primarily the decrease in Trading assets, Securities purchased under agreements to resell and Securities borrowed. NHI shareholders’ equity decreased by 1.0%. Our leverage ratio decreased from 17.6 times as of March 31, 2011 to 16.2 times as of December 31, 2011.

Adjusted assets decreased due to the decrease in Trading assets. As a result, our adjusted leverage ratio decreased from 10.3 times as of March 31, 2011 to 10.1 times as of December 31, 2011.

Consolidated Regulatory Requirements

The Financial Services Agency established the “Guideline for Financial Conglomerate Supervision” (“Financial Conglomerate Guideline”) in June 2005 and set out the rule on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerate Guideline from April 2005.

Beginning from the end of March, 2009, we elected to calculate the consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” as permitted under the provision in “the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” although we continue to be monitored as a financial conglomerate governed by the Financial Conglomerate Guideline.

The Company has been assigned as Ultimate Designated Parent Company who must calculate consolidated regulatory capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then we calculated our Basel II-based consolidated regulatory capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. Note that Capital Adequacy Notice on Final Designated Parent Company has revised in line with Basel 2.5 and we calculated Basel 2.5-based consolidated regulatory capital adequacy ratio since December 2011.

In addition, we must maintain our consolidated regulatory capital adequacy ratio at 8% minimum according to Article 2 of the Capital Adequacy Notice on Final Designated Parent Company. As of December 31, 2011, we were in compliance with this requirement, with a ratio of total capital to risk-weighted assets of 15.5%.

The following table presents the Company’s consolidated capital adequacy ratios as of December 31, 2011:

Billions of yen, except ratios
December 31, 2011
Qualifying Capital
Tier 1 capital	¥2,057.1
Tier 2 capital	320.6
Tier 3 capital	303.7
Deductions	214.6
Total qualifying capital	2,466.8
Risk-Weighted Assets
Credit risk-weighted assets	8,216.3
Market risk equivalent assets	5,635.1
Operational risk equivalent assets	2,029.4
Total risk-weighted assets	15,880.8
Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	15.5%
Tier 1 capital ratio	12.9%

(7) Current Challenges

The new challenges on operating and financing activities that arose during the nine months ended December 31, 2011 are as follows:

The global economy is facing increasing uncertainty due to the financial crisis in Europe together with various other factors. In this environment, we have cut expenses and reviewed our cost structure in order to improve profitability while optimizing our regional balance of our allocated resources. We will continue to realign our businesses with the market environment and implement a suitable reallocation of our resources as well as to perform a full detailed review of our operational efficiency on an ongoing basis. While maintaining a robust financial position, we will contribute toward properly functioning markets by providing stability and liquidity in those markets.

(8) Number of Employees

The number of employees as of December 31, 2011 was 34,933, an increase of 8,062 compared to March 31, 2011. The primary reason is that Nomura increased its stake in NLB, one of its affiliated companies, by acquiring additional NLB shares and thereby made it a subsidiary during the nine months ended December 31, 2011. Our business comprises of three business segments being Retail, Asset Management and Wholesale segments as well as “Other”, and the increased employees primarily belong to “Other”.

The number of employees presented above represents full-time employees.

(9) Major Properties

During the nine months ended December 31, 2011, Nomura increased its stake in NLB, one of its affiliated companies, by acquiring additional NLB shares and thereby made it a subsidiary. Consequently, Nomura acquired the properties owned by NLB and its subsidiaries. As a result, the majority portion of land and buildings utilized mainly as the Company’s and NSC’s head offices (Chuo-ku, Tokyo) became Nomura-owned properties. Previously, these land and buildings had been predominantly leased and partially owned.

Item 3. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common stock	6,000,000,000
Class 1 preferred stock	200,000,000
Class 2 preferred stock	200,000,000
Class 3 preferred stock	200,000,000
Class 4 preferred stock	200,000,000

Total	6,000,000,000

The “Authorized Share Capital” is stated by the type of stock and the “Total” is the number of authorized share capital as referred in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of December 31, 2011	Number of Issued Shares as of February 14, 2012	Trading Markets	Details
Common stock	3,822,562,601	3,822,562,601	Tokyo Stock Exchange(2)	1 unit is 100 shares
			Osaka Securities Exchange(2)
			Nagoya Stock Exchange(2)
			Singapore Stock Exchange
			New York Stock Exchange

Total	3,822,562,601	3,822,562,601	—	—

1.	Shares that may have increased from exercise of stock options between February 1, 2012 and the submission date (February 14, 2012) are not included in the number of issued shares as of the submission date.
2.	Listed on the First Section of each stock/securities exchange.

(2) Stock Options

Stock acquisition rights issued during the three months ended December 31, 2011 are as follows:

Stock Acquisition Rights No. 43

Date of Resolution	October 31, 2011

Number of Stock Acquisition Right	28,580 (1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	2,858,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥302 per share

Exercise Period of the Stock Acquisition Right	From November 16, 2013 to November 15, 2018

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥302 Capital Inclusion Price ¥175

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of the exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment		Number of Outstanding Shares	+	Number of Shares to be Delivered x Paid-in Amount Per Share
	=		x			Market Price per Share
Number of (Outstanding + Shares to be Delivered)

(3) Exercise of Moving Strike Bonds with Subscription Warrant

Not applicable.

(4) Rights Plan

Not applicable.

(5) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (Millions of yen)	Shareholders’ Equity (Millions of yen)	Increase/Decrease of Additional paid-in capital (Millions of yen)	Additional paid-in capital (Millions of yen)
December 31, 2011	—	3,822,562,601	—	594,493	—	559,676

(6) Major Shareholders

Not applicable as this is the third quarter.

(7) Voting Rights

A. Outstanding Shares

As of December 31, 2011
	Number of Shares		Number of Votes	Description
Stock without voting right	—		—	—
Stock with limited voting right (Treasury stocks, etc.)	—		—	—
Stock with limited voting right (Others)	—		—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks	)	—	—
	Common stock 156,531,800 (Crossholding Stocks	)	—	—
Common stock 4,693,800
Stock with full voting right (Others)	Common stock 3,659,493,500		36,594,935	—
Shares less than 1 unit	Common stock 1,843,501		—	Shares less than 1 unit (100 shares)

Total Shares Issued	3,822,562,601		—	—

Voting Rights of Total Shareholders	—		36,594,935	—

2,000 shares held by Japan Securities Depository Center, Inc. are included in “Stock with full voting right (Others)”. 40 treasury stocks and 55 crossholding stocks are included in “Shares less than 1 unit”.

B. Treasury Stocks

		As of December 31, 2011
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	156,531,800	—	156,531,800	4.09
(Crossholding Stocks)
The Asahi Fire and Marine Insurance Co., Ltd.	7, Kanda Mitoshirocho, Chiyoda-Ku, Tokyo, Japan	2,528,800	—	2,528,800	0.07
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Nomura Real Estate Development Co., Ltd.	1-26-2, Nishi Shinjuku, Shinjuku-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Takagi Securities Co., Ltd.	1-3-1-400, Umeda, Kita-Ku, Osaka-Shi, Osaka, Japan	100,000	—	100,000	0.00
Tokyo Aircraft Instrument Co., Ltd.	2-2-6, Oyamagaoka, Machida-Shi, Tokyo, Japan	60,000	—	60,000	0.00
Nomura Japan Corporation	2-1-3 Nihonbashi Horidomecho, Chuo-Ku, Tokyo, Japan	5,000	—	5,000	0.00

Total	—	161,225,600	—	161,225,600	4.22

Item 4. Financial Information

1	Preparation Method of Consolidated Financial Statements

(1)	The consolidated financial statements have been prepared in accordance with accounting principles, procedures, and disclosures which are required in order to issue American Depositary Shares, i.e., U.S. generally accepted accounting principles, pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007).

(2)	The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles noted in (1) above.

2	Quarterly Review Certificate

Under Article 193-2 Section 1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed a quarterly review of the consolidated financial statements for the three and nine months ended December 31, 2011.

<Note>

Although Ernst & Young ShinNihon LLC reported that they applied limited procedures in accordance with professional standards in Japan on the interim consolidated financial statements, prepared in Japanese for the three and nine months ended December 31, 2011, they have not performed any such limited procedures nor have they performed an audit on the English translated version of the consolidated financial statements for the above-mentioned periods which are included in this current report on Form 6-K.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

		Millions of yen
	Notes	March 31, 2011	December 31, 2011
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥1,620,340	¥1,014,576
Time deposits		339,419	450,566
Deposits with stock exchanges and other segregated cash		190,694	304,405

Total cash and cash deposits		2,150,453	1,769,547

Loans and receivables:
Loans receivable (including ¥554,180 million and ¥333,775 million measured at fair value by applying fair value option as of March 31, 2011 and December 31, 2011, respectively)	*3, 7	1,271,284	1,072,128
Receivables from customers		32,772	58,168
Receivables from other than customers		928,626	1,422,340
Allowance for doubtful accounts	*7	(4,860)	(4,878)

Total loans and receivables		2,227,822	2,547,758

Collateralized agreements:
Securities purchased under agreements to resell (including ¥904,126 million and ¥864,211 million measured at fair value by applying fair value option as of March 31, 2011 and December 31, 2011, respectively)	*3	9,558,617	8,444,396
Securities borrowed		5,597,701	4,160,002

Total collateralized agreements		15,156,318	12,604,398

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥4,621,042 million and ¥3,272,708 million as of March 31, 2011 and December 31, 2011, respectively; including ¥15,444 million and ¥17,540 million measured at fair value by applying fair value option as of March 31, 2011 and December 31, 2011, respectively)	*3, 4	14,952,511	12,597,327
Private equity investments (including ¥62,553 million and ¥59,101 million measured at fair value by applying fair value option as of March 31, 2011 and December 31, 2011, respectively)	*3	289,420	275,041

Total trading assets and private equity investments		15,241,931	12,872,368

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥300,075 million as of March 31, 2011 and ¥352,876 million as of December 31, 2011)		392,036	1,054,560
Non-trading debt securities	*3	591,797	836,243
Investments in equity securities	*3	91,035	78,304
Investments in and advances to affiliated companies	*7	273,105	194,082
Other (including ¥1,805 million measured at fair value by applying fair value option as of December 31, 2011)	*3, 9	568,493	1,537,603

Total other assets		1,916,466	3,700,792

Total assets		¥36,692,990	¥33,494,863

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

		Millions of yen
	Notes	March 31, 2011	December 31, 2011
LIABILITIES AND EQUITY
Short-term borrowings (including ¥183,524 million and ¥144,929 million measured at fair value by applying fair value option as of March 31, 2011 and December 31, 2011, respectively)	*3	¥1,167,077	¥1,306,820
Payables and deposits:
Payables to customers		880,429	730,871
Payables to other than customers		410,679	386,581
Deposits received at banks		812,500	831,295

Total payables and deposits		2,103,608	1,948,747

Collateralized financing:
Securities sold under agreements to repurchase (including ¥332,337 million and ¥189,858 million measured at fair value by applying fair value option as of March 31, 2011 and December 31, 2011, respectively)	*3	10,813,797	9,718,341
Securities loaned		1,710,191	1,183,274
Other secured borrowings		1,162,450	994,214

Total collateralized financing		13,686,438	11,895,829

Trading liabilities	*3, 4	8,688,998	6,223,277
Other liabilities (including ¥6,592 million measured at fair value by applying fair value option as of December 31, 2011)	*3, 9	552,316	1,131,515
Long-term borrowings (including ¥2,300,606 million and ¥1,998,644 million measured at fair value by applying fair value option as of March 31, 2011 and December 31, 2011, respectively)	*3	8,402,917	8,641,065

Total liabilities		34,601,354	31,147,253

Commitments and contingencies	*14
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share;
Authorized—6,000,000,000 shares as of March 31, 2011 and December 31, 2011
Issued—3,719,133,241 shares as of March 31, 2011 and 3,822,562,601 shares as of December 31, 2011
Outstanding—3,600,886,932 shares as of March 31, 2011 and 3,662,704,334 shares as of December 31, 2011		594,493	594,493
Additional paid-in capital		646,315	693,202
Retained earnings		1,069,334	1,044,190
Accumulated other comprehensive income (loss)		(129,696)	(170,138)

Total NHI shareholders’ equity before treasury stock		2,180,446	2,161,747
Common stock held in treasury, at cost—118,246,309 shares as of March 31, 2011 and 159,858,267 shares as of December 31, 2011		(97,692)	(100,272)

Total NHI shareholders’ equity		2,082,754	2,061,475

Noncontrolling interests		8,882	286,135
Total equity		2,091,636	2,347,610

Total liabilities and equity		¥36,692,990	¥33,494,863

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

The following table presents the classification of consolidated variable interest entities’ assets and liabilities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs. Please see Consolidated Financial Statements, Note 6. “Securitizations and Variable Interest Entities”.

	Billions of yen
	March 31, 2011	December 31, 2011
Cash and cash deposits	¥92	¥62
Trading assets and private equity investments	1,110	1,128
Other assets	132	582

Total assets	¥1,334	¥1,772

Trading liabilities	¥38	¥30
Borrowings	1,032	1,171
Other liabilities	7	30

Total liabilities	¥1,077	¥1,231

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Operations (UNAUDITED)

		Millions of yen
	Notes	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Revenue:
Commissions		¥301,639	¥256,689
Fees from investment banking		79,232	44,835
Asset management and portfolio service fees		105,685	109,165
Net gain on trading		267,840	173,631
Gain (loss) on private equity investments		(4,295)	26,286
Interest and dividends		252,597	343,442
Gain (loss) on investments in equity securities		(13,922)	(5,919)
Other		31,692	338,229

Total revenue		1,020,468	1,286,358
Interest expense		189,154	249,467

Net revenue		831,314	1,036,891

Non-interest expenses:
Compensation and benefits		391,912	406,659
Commissions and floor brokerage		69,051	69,518
Information processing and communications		135,124	133,488
Occupancy and related depreciation		66,104	73,247
Business development expenses		21,368	34,391
Other		91,913	295,389

Total non-interest expenses		775,472	1,012,692

Income before income taxes		55,842	24,199
Income tax expense	*13	37,583	25,870

Net income (loss)		18,259	(1,671)

Less: Net income attributable to noncontrolling interests		1,497	8,828

Net income (loss) attributable to NHI shareholders		¥16,762	¥(10,499)

		Yen	Yen
	Notes	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Per share of common stock:	*10
Basic—
Net income (loss) attributable to NHI shareholders per share		¥4.61	¥(2.89)
Diluted—
Net income (loss) attributable to NHI shareholders per share		¥4.59	¥(2.89)

The accompanying notes are an integral part of these consolidated financial statements.

		Millions of yen
	Notes	Three months ended December 31, 2010	Three months ended December 31, 2011
Revenue:
Commissions		¥100,041	¥73,983
Fees from investment banking		33,974	17,246
Asset management and portfolio service fees		37,119	33,398
Net gain on trading		104,878	80,147
Gain (loss) on private equity investments		(2,386)	34,551
Interest and dividends		106,880	103,067
Gain (loss) on investments in equity securities		2,106	(2,778)
Other		3,422	141,887

Total revenue		386,034	481,501
Interest expense		90,167	76,564

Net revenue		295,867	404,937

Non-interest expenses:
Compensation and benefits		143,131	127,783
Commissions and floor brokerage		24,013	22,521
Information processing and communications		44,209	46,397
Occupancy and related depreciation		20,507	26,184
Business development expenses		7,429	12,723
Other		28,804	134,856

Total non-interest expenses		268,093	370,464

Income before income taxes		27,774	34,473
Income tax expense	*13	14,483	9,923

Net income		13,291	24,550

Less: Net income (loss) attributable to noncontrolling interests		(98)	6,728

Net income attributable to NHI shareholders		¥13,389	¥17,822

		Yen	Yen
	Notes	Three months ended December 31, 2010	Three months ended December 31, 2011
Per share of common stock:	*10
Basic—
Net income attributable to NHI shareholders per share		¥3.72	¥4.87
Diluted—
Net income attributable to NHI shareholders per share		¥3.70	¥4.84

The accompanying notes are an integral part of these consolidated financial statements.

(3) Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	635,828	646,315
Issuance of common stock	—	30,356
Gain on sales of treasury stock	2,580	273
Issuance and exercise of common stock options	4,066	14,343
Purchase / sale (disposition) of subsidiary shares, etc., net	—	1,915

Balance at end of period	642,474	693,202

Retained earnings
Balance at beginning of year	1,074,213	1,069,334
Cumulative effect of change in accounting principle(1)	(4,734)	—
Net income (loss) attributable to NHI shareholders	16,762	(10,499)
Cash dividends(2)	(14,402)	(14,645)

Balance at end of period	1,071,839	1,044,190

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	(74,330)	(97,426)
Net change during the period	(42,158)	(40,142)

Balance at end of period	(116,488)	(137,568)

Defined benefit pension plans
Balance at beginning of year	(34,802)	(32,270)
Pension liability adjustment	2,077	620

Balance at end of period	(32,725)	(31,650)

Non-trading securities
Balance at beginning of year	—	—
Unrealized gain (loss) on non-trading securities	—	(920)

Balance at end of period	—	(920)
Balance at end of period	(149,213)	(170,138)

Common stock held in treasury
Balance at beginning of year	(68,473)	(97,692)
Repurchases of common stock	(37,375)	(8,943)
Sales of common stock	3	1
Common stock issued to employees	7,738	6,206
Other net change in treasury stock	—	156

Balance at end of period	(98,107)	(100,272)

Total NHI shareholders’ equity

Balance at end of period	2,061,486	2,061,475

Noncontrolling interests
Balance at beginning of year	6,085	8,882
Cash dividends	(111)	(1,552)
Net income attributable to noncontrolling interests	1,497	8,828
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	(1,888)	(1,583)
Purchase / sale (disposition) of subsidiary shares, etc., net	0	274,023
Other net change in noncontrolling interests	11,019	(2,463)

Balance at end of period	16,602	286,135

Total equity
Balance at end of period	¥2,078,088	¥2,347,610

(1)    Cumulative effect of change in accounting principle for the nine months ended December 31, 2010 are adjustments to initially apply Accounting Standards Updates “ASU” No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”).

(2) Dividends per share	Nine months ended December 31, 2010	¥ 4.00	Three months ended December 31, 2010	¥ 0.00
	Nine months ended December 31, 2011	¥ 4.00	Three months ended December 31, 2011	¥ 0.00

The accompanying notes are an integral part of these consolidated financial statements.

(4) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Net income (loss)	¥18,259	¥(1,671)
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(44,046)	(41,426)
Defined benefit pension plans:
Pension liability adjustment	3,525	1,263
Deferred income taxes	(1,448)	(643)

Total	2,077	620
Non-trading securities:
Unrealized gain (loss) on non-trading securities	—	(1,219)
Deferred income taxes	—	—

Total	—	(1,219)

Total other comprehensive income (loss)	(41,969)	(42,025)

Comprehensive income (loss)	(23,710)	(43,696)
Less: Comprehensive income (loss) attributable to noncontrolling interests in subsidiaries	(391)	7,245

Comprehensive income (loss) attributable to NHI shareholders	¥(23,319)	¥(50,941)

The accompanying notes are an integral part of these consolidated financial statements.
	Millions of yen
	Three months ended December 31, 2010	Three months ended December 31, 2011
Net income	¥13,291	¥24,550
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(9,539)	(1,431)
Defined benefit pension plans:
Pension liability adjustment	456	373
Deferred income taxes	(187)	(282)

Total	269	91
Non-trading securities:
Unrealized gain (loss) on non-trading securities	—	(2,258)
Deferred income taxes	—	375

Total	—	(1,883)

Total other comprehensive income (loss)	(9,270)	(3,223)

Comprehensive income	4,021	21,327
Less: Comprehensive income (loss) attributable to noncontrolling interests in subsidiaries	(926)	6,759

Comprehensive income attributable to NHI shareholders	¥4,947	¥14,568

The accompanying notes are an integral part of these consolidated financial statements.

(5) Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Cash flows from operating activities:
Net income (loss)	¥18,259	¥(1,671)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	56,413	73,524
(Gain) loss on investments in equity securities	13,922	5,919
Deferred income taxes	27,569	9,685
Changes in operating assets and liabilities:
Time deposits	(258,142)	(153,968)
Deposits with stock exchanges and other segregated cash	(81,004)	(126,650)
Trading assets and private equity investments	(1,558,135)	1,621,791
Trading liabilities	800,583	(2,012,483)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,251,787	74,233
Securities borrowed, net of securities loaned	(601,639)	843,319
Other secured borrowings	(266,388)	(168,236)
Loans and receivables, net of allowance for doubtful accounts	(143,406)	(441,934)
Payables	(46,734)	(106,793)
Bonus accrual	(36,060)	(39,196)
Accrued income taxes, net	(18,528)	1,646
Other, net	368,043	124,163

Net cash used in operating activities	(473,460)	(296,651)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(146,766)	(107,787)
Proceeds from sales of office buildings, land, equipment and facilities	94,214	58,662
Payments for purchases of investments in equity securities	—	(113)
Proceeds from sales of investments in equity securities	2,374	5,365
Decrease (increase) in loans receivable at banks, net	(75,298)	30,825
Decrease (increase) in non-trading debt securities, net	(247,715)	23,193
Other, net	5,730	41,328

Net cash provided by (used in) investing activities	(367,461)	51,473

Cash flows from financing activities:
Increase in long-term borrowings	1,744,012	1,664,644
Decrease in long-term borrowings	(862,861)	(2,121,349)
Decrease in short-term borrowings, net	(250,371)	74,221
Increase in deposits received at banks, net	333,964	79,777
Proceeds from sales of common stock held in treasury	7	9
Payments for repurchases of common stock held in treasury	(37,375)	(8,286)
Payments for cash dividends	(29,083)	(29,066)

Net cash provided by (used in) financing activities	898,293	(340,050)

Effect of exchange rate changes on cash and cash equivalents	(34,532)	(20,536)

Net increase (decrease) in cash and cash equivalents	22,840	(605,764)
Cash and cash equivalents at beginning of period	1,020,647	1,620,340

Cash and cash equivalents at end of period	¥1,043,487	¥1,014,576

Supplemental information:
Cash paid during the period for—
Interest	¥191,966	¥269,622
Income tax payments, net	¥28,542	¥14,540

Non cash activities—

Business acquisitions:

During the nine months ended December 31, 2011, as a result of business acquisitions, the total amount of increased assets, excluding cash and cash equivalents and total amount of increased liabilities, were ¥2,132,740 million and ¥1,784,621 million, respectively.

Others:

During the nine months ended December 31, 2010, as a result of adoption for ASU 2009-17, the total amount of increased assets, excluding cash and cash equivalents and total amount of increased liabilities, were ¥278,356 million and ¥292,769 million, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements (UNAUDITED)

1. Basis of accounting:

In December 2001, Nomura Holdings Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Therefore, the Company and other entities in which it has a controlling financial interest (collectively “Nomura”) prepares its consolidated financial statements in accordance with the accounting principles, procedures and presentations which are required in order to issue ADS, i.e., the U.S. generally accepted accounting principles (“U.S. GAAP”), pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007).

The following paragraphs describe the major differences between U.S. GAAP applied by Nomura and accounting principles generally accepted in Japan (“Japanese GAAP”) for the nine and three months ended December 31, 2011. Where the effect of these major differences are significant to Income before income taxes, Nomura discloses as (higher) or (lower) below the amount by which Income before income taxes based on U.S. GAAP was higher or lower than Japanese GAAP, respectively.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity or by identifying the primary beneficiary. Under Japanese GAAP, the scope of consolidation is primarily determined by both ownership level of voting interests and the “Financial controlling model”, taking into account factors other than ownership level of voting interest in an entity.

In addition, U.S. GAAP provides the definition of investment companies for which the audit and accounting guide are applied, and these entities that are subject to such guide carry all of their investments at fair value, with changes in fair value recognized through the consolidated statement of operations. Under Japanese GAAP, in situations where a venture capital entity holds other companies’ shares for trading and investment promotion purposes, such companies are not considered as subsidiaries even if such shareholding otherwise meets the control criteria.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP applicable to broker-dealers, minority investments in equity securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in net assets as a separate item. The effect on Income before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥13,850 million (lower) and ¥6,101 million (lower) for the nine months ended December 31, 2010 and 2011, respectively, and ¥1,715 million (higher) and ¥2,462 million (lower) for the three months ended December 31, 2010 and 2011, respectively.

Unrealized gains and losses on investments in equity securities for other than operating purposes—

Under U.S. GAAP applicable to broker-dealers, investments in equity securities for other than operating purposes are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in net assets as a separate item. The effect on Income before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥97 million (higher) and ¥6,309 million (lower) for the nine months ended December 31, 2010 and 2011, respectively, and ¥122 million (higher) and ¥2,891 million (lower) for the three months ended December 31, 2010 and 2011, respectively. Investments in equity securities for other than operating purposes are classified in Other assets – Other in the consolidated balance sheet.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP applicable to broker-dealers, non-trading debt securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of net assets. The effect on Income before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥2,284 million (higher) and ¥7,300 million (higher) for the nine months ended December 31, 2010 and 2011, respectively, and ¥4,254 million (lower) and ¥181 million (higher) for the three months ended December 31, 2010 and 2011, respectively.

Retirement and severance benefit—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when such gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Further, U.S. GAAP requires recognition of the funded status of postretirement plans as an asset or a liability, measured as the difference between the fair value of the plan asset and the benefit obligation. Under Japanese GAAP, the gain or loss is amortized over a certain period regardless of the Corridor.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill must not be amortized and must be tested for impairment periodically. Under Japanese GAAP, goodwill must be amortized over certain periods within 20 years based on the straight-line method. Therefore, the effect on Income before income taxes, compared with Japanese GAAP is ¥4,673 million (higher) and ¥4,640 million (higher) for the nine months ended December 31, 2010 and 2011, respectively, and ¥1,535 million (higher) and ¥1,524 million (higher) for the three months ended December 31, 2010 and 2011, respectively.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and the valuation adjustments of derivative contracts are recognized either through earnings or other comprehensive income (loss). Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and valuation adjustments of derivative contracts, net of applicable tax, are recognized in net assets as a separate item.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and liabilities which are otherwise not to be measured at fair value (“the fair value option”). If an entity elects the fair value option, changes in the fair value in subsequent reporting periods must be recognized through earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under Japanese GAAP, the effect on Income before income taxes does not reflect ¥16,689 million (higher) and ¥6,187 million (lower) for the nine months ended December 31, 2010 and 2011, respectively, and ¥2,724 million (higher) and ¥2,194 million (lower) for the three months ended December 31, 2010 and 2011, respectively. In addition, non-marketable stocks which are valued at fair value in the consolidated financial statements shall be valued at cost except in case of impairment loss recognition under Japanese GAAP.

Offsetting of amounts related to certain contracts—

U.S. GAAP allows an entity that is party to a master netting arrangement to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Japanese GAAP does not allow such offsetting of amounts.

Stock issuance costs—

Under U.S. GAAP, the stock issuances costs are deducted from the capital. Under Japanese GAAP, the paid in amount before deduction of stock issuance costs is recorded as capital and the stock issuance costs are either immediately expensed at once or capitalized as deferred asset and amortized over up to three years.

Accounting for change in controlling interest in consolidated subsidiary’s shares—

Under U.S. GAAP, when the parent’s ownership interest decreases as a result of sales of the subsidiary’s common shares by the parent and such subsidiary becomes an equity method investee, the parent’s remaining investment in the former subsidiary is measured at fair value as of the date of loss of controlling interest and the related valuation gain or loss is recognized. Under Japanese GAAP, the remaining investment on the parent’s consolidated balance sheet is computed as the investment valuation amount computed under the equity method of accounting, which is equal to the sum of the carrying amount of investment in the equity method investee recorded in the parent’s stand-alone balance sheet and the result derived via multiplying the adjustments to such investment recorded during the period from the initial date of acquisition of subsidiary to the date of loss of control by the ratio of the remaining share holding percentage against the holding percentage prior to the loss of control.

2. New accounting pronouncements recently adopted and future accounting developments:

New accounting pronouncements recently adopted—

Nomura has adopted no new accounting pronouncement during the three months ended December 31, 2011.

The following new accounting pronouncement relevant to Nomura has been adopted during the three months ended September 30, 2011:

Accounting for troubled debt restructurings

In April 2011, the Financial Accounting Standards Board (“FASB”) issued amendments to Accounting Standard Codification (“ASC”) No. 310 “Receivables” through issuance of Accounting Standard Update (“ASU”) No. 2011-02 “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring” (“ASU 2011-02”). These amendments provide additional guidance and clarification to creditors in determining whether a debt restructuring constitutes a troubled debt restructuring.

ASU 2011-02 is effective for interim or annual periods beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption.

As a result of issuance of ASU 2011-02, new disclosures around troubled debt restructuring required by ASU 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” are also effective for interim or annual periods beginning on or after June 15, 2011.

Nomura adopted ASU 2011-02 from July 1, 2011 and they have not had a material impact on these consolidated financial statements.

See Note 7 “Financing Receivables” in these consolidated financial statements where the new disclosures have been provided.

The following new accounting pronouncements relevant to Nomura have been adopted during the three months ended June 30, 2011:

Disclosure of supplementary pro forma information for business combinations

In December 2010, the FASB issued amendments to ASC 805 “Business Combinations” (“ASC 805”) through issuance of ASU 2010-29 “Disclosures of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). These amendments address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. When a business combination has occurred, ASU 2010-29 requires a reporting entity such as Nomura that presents comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

ASU 2010-29 is effective prospectively for business combinations occurring in fiscal years beginning on or after December 15, 2010 with early adoption permitted.

Nomura adopted ASU 2010-29 from April 1, 2011. Because the new requirements only provide clarification on disclosure requirements, they have not had a material impact on these consolidated financial statements.

Clarifications on impairment testing of goodwill and other intangibles

In December 2010, the FASB issued amendments to ASC 350 “Intangibles—Goodwill and Other” (“ASC 350”) through issuance of ASU 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”). These amendments address questions about determination of the impairment of goodwill in certain narrow circumstances. Under ASC 350, testing for goodwill impairment is a two-step test conducted at a “reporting unit” level. When a goodwill impairment test is performed, a reporting entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, a reporting entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts by requiring performance of Step 2 of the test if it is more likely than not that a goodwill impairment exists. Upon adoption of the ASU 2010-28, a reporting entity with a reporting unit that has a carrying amounts that is zero or negative is required to assess whether it is more likely than not that the reporting unit’s goodwill is impaired.

ASU 2010-28 is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2010.

Nomura adopted ASU 2010-28 from April 1, 2011 and they have not had a material impact on these consolidated financial statements.

Fair value measurement disclosures

In January 2010, the FASB issued amendments to ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) through issuance of ASU 2010-06 “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). These amendments expand fair value disclosure requirements, including a requirement that information about purchases, sales, issuances and settlements of Level 3 instruments be provided on a gross basis.

The majority of the disclosure requirements of ASU 2010-06 were effective for interim or annual periods beginning after December 15, 2009, which for Nomura was the fourth quarter beginning January 1, 2010. Gross information on purchases, sales, issuances and settlements is required in fiscal years beginning after December 15, 2010 which for Nomura was the fiscal year beginning April 1, 2011.

Because ASU 2010-06 only introduces new disclosures and do not impact upon how Nomura measures fair value, they have not had a material impact on these consolidated financial statements.

Revenue recognition of multiple-deliverable revenue arrangements

In October 2009, the FASB issued amendments to ASC 605 “Revenue Recognition” through issuance of ASU 2009-13 “Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”). These amendments revise the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit.

ASU 2009-13 is effective prospectively from fiscal years beginning on or after June 15, 2010 with early adoption permitted. Nomura adopted these amendments to ASU 2009-13 from April 1, 2011 and they have not had a material impact on these consolidated financial statements.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Disclosures about offsetting assets and liabilities

In December 2011, the FASB issued amendments to ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”) through issuance of ASU 2011-11 “Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”). These amendments require a reporting entity to disclose information about rights of offset and related arrangements to enable users of its financial statements to understand the effect or potential effect of those arrangements on its financial position.

ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013 with required disclosures made retrospectively for all comparative periods presented.

Nomura will adopt ASU 2011-11 from April 1, 2013 and does not expect the amendments to have a material impact on these consolidated financial statements, since these amendments only require enhanced disclosures.

Goodwill impairment testing

In September 2011, the FASB issued amendments to ASC 350 through issuance of ASU 2011-08 “Testing Goodwill for Impairment” (“ASU 2011-08”). These amendments simplify goodwill impairment testing by permitting a reporting entity to initially assess qualitatively whether it is necessary to perform the current quantitative two-step goodwill impairment test required by ASC 350. If the reporting entity determines that it is not more-likely-than-not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount, the quantitative test is not required.

ASU 2011-08 is effective prospectively for goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted.

Nomura currently expects to adopt ASU 2011-08 from April 1, 2012. Because the amendments only simplify when a quantitative test is required rather than change either the level at which the test is performed or the quantitative test itself, they are not expected to have a material impact on these consolidated financial statements.

Presentation of comprehensive income

In June 2011, the FASB issued amendments to ASC 220 “Comprehensive Income” (“ASC 220”) through issuance of ASU 2011-05 “Presentation of Comprehensive Income” (“ASU 2011-05”). These amendments revise the manner in which reporting entities present comprehensive income in their financial statements. The amendments remove certain presentation options in ASC 220 and require reporting entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.

ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 with early adoption permitted.

In December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”) which deferred certain aspects of ASU 2011-05.

Nomura currently expects to adopt ASU 2011-05 from April 1, 2012 excluding those aspects that are deferred by ASU 2011-12. Because these amendments only change how comprehensive income is presented within these consolidated financial statements rather than changing whether an item must be reported in other comprehensive income or when an item of other comprehensive income is reclassified to earnings, these amendments are not expected to have a material impact on these consolidated financial statements.

Fair value measurements and disclosures

In May 2011, the FASB issued amendments to ASC 820 through issuance of ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”), which amends the descriptions for measuring fair value and existing fair value measurement disclosures and in particular:

•

Prohibits application of block discounts for all fair value measurements, regardless of classification in the fair value hierarchy, and clarifies how other premiums or discounts should be applied in a fair value measurement;

•	Allows the fair value of certain financial instruments held in a portfolio to be measured on the basis of the net position being managed if certain criteria are met;

•	Clarifies that the concepts of highest and best use and valuation premise in a fair value measurement are not relevant for most financial assets and financial liabilities;

•

Clarifies that the fair value of own equity instrument classified in shareholders’ equity and certain liabilities should be measured from the perspective of a market participant that holds the instrument as an asset;

•

Clarifies that the principal market should be determined based on the market with greatest volume and level that a reporting entity can access, which is usually the market in which the reporting entity usually transacts;

•	Requires additional qualitative and quantitative disclosures around fair value measurements, including more information around Level 3 inputs.

ASU 2011-04 is effective prospectively during interim and annual periods beginning after December 15, 2011, with early adoption not permitted.

Nomura will adopt ASU 2011-04 from January 1, 2012 and does not expect it to have a material impact on these consolidated financial statements.

Accounting for repurchase agreements and similar transactions

In April 2011, the FASB issued amendments to ASC 860 “Transfers and Servicing” (“ASC 860”) through issuance of ASU 2011-03 “Reconsideration of Effective Control for Repurchase Agreements” (“ASU 2011-03”) which modify the effective control criterion for when repurchase agreements and similar transactions are accounted for as secured financing transactions or sales. Currently, when assessing effective control, one of the conditions a transferor has to meet is the ability to repurchase or redeem the financial assets even in the event of default of the transferee. This ability is demonstrated through obtaining cash or other collateral sufficient to fund substantially all of the cost to purchase replacement assets should the transferee fail to return the transferred asset. These amendments remove this condition and consequently, the level of cash collateral, haircuts and ongoing margining received by the transferor in a repurchase agreement or other similar agreement is now irrelevant in determining if it should be accounted for as a sale.

ASU 2011-03 is effective prospectively during interim or annual periods beginning on or after December 15, 2011, with early adoption not permitted.

Nomura will adopt ASU 2011-03 from January 1, 2012 and certain Japanese securities lending transactions undertaken after adoption date will be accounted for as secured borrowings rather than sales in these consolidated financial statements as the criteria for derecognition of the transferred financial assets under ASC 860 will no longer be met. The amounts of securities derecognized from the consolidated balance sheets under this type of securities lending transaction as of March 31, 2011 and as of December 31, 2011 were ¥291,870 million and ¥211,452 million, respectively.

3. Fair value of financial instruments:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Financial assets carried at fair value also include investments in certain funds for which Nomura applies ASC 820 where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

During the nine months ended December 31, 2011, an insurance company became a subsidiary of Nomura (“insurance subsidiary”). Nomura measures the non-trading securities that are held by the insurance subsidiary at fair value, with changes in fair value recognized through Other comprehensive income (loss) in the consolidated statements of comprehensive income on a net-of-tax basis. These non-trading securities are included in Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets. As of December 31, 2011, Non-trading debt securities includes ¥195 billion of these non-trading debt securities which mainly consist of government, state, municipal and government agency securities. Non-trading debt securities recognizes ¥3 billion of related unrealized gains and ¥1 billion of related unrealized losses. Other Assets—Other includes ¥66 billion of these investments in equity securities for other than operating purpose, ¥2 billion of related unrealized gains and ¥5 billion of related unrealized losses were recognized. Non-trading debt securities were sold ¥164 billion, ¥2 billion of related realized gain and no significant amount of related realized loss were recognized for the nine months ended December 31, 2011. Non-trading debt securities were sold ¥58 billion, ¥1 billion of related realized gain and no significant amount of related realized loss were recognized for the three months ended December 31, 2011. Investments in equity securities for other than operating purposes were sold ¥8 billion, no significant amount of related realized gain and no significant amount of related realized loss were recognized for the nine months ended December 31, 2011. Investments in equity securities for other than operating purposes were sold ¥2 billion, no significant amount of related realized gain and no significant amount of related realized loss were recognized for the three months ended December 31, 2011. The balance of debt securities consists of ¥12 billion with maturities within one year, ¥46 billion with maturities over one year and within five years, ¥122 billion with maturities over five years and within ten years and ¥15 billion with maturities over ten years. Nomura recognized other-than-temporary impairment loss on non-trading securities in the consolidated statements of operations. ¥1 billion of other-than-temporary impairment loss was recognized for the nine months ended December 31, 2011. ¥1 billion of other-than-temporary impairment loss was recognized for the three months ended December 31, 2011.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believes other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s liabilities as is used to measure counterparty credit risk on Nomura’s assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The global risk management unit reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models, and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which include base assumptions underlying valuation pricing models.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese government, U.S. government, governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading securities positions and are reported within Trading assets in the consolidated balance sheets. Government, state, municipal, and government agency securities, including Securities pledged as collateral, represented 19% of total assets as of March 31, 2011 and 17% as of December 31, 2011. The following tables present geographic allocations of Nomura’s trading assets related to government, state, municipal, and government agency securities. See Note 4. “Derivative instruments and hedging activities” about the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2011
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥2,822	¥1,184	¥2,640	¥370	¥7,016

	Billions of yen
	December 31, 2011
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥2,472	¥1,164	¥1,837	¥317	¥5,790

(1)	Other than above, there were ¥410 billion of government, state, municipal and agency securities in Other assets—Non-trading debt securities as of March 31, 2011 and ¥633 billion as of December 31, 2011. The vast majority of these securities are Japanese government, state, municipal and agency securities.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (the “fair value hierarchy”) based on the transparency of inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

The following tables present the amounts of Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2011 and December 31, 2011 within the fair value hierarchy. The presentation as of March 31, 2011 has been reclassified to conform assets and liabilities classification of the current period presentation.

	Billions of yen
	March 31, 2011
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2011
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥951	¥1,230	¥121	¥—	¥2,302
Private equity(3)	—	—	289	—	289
Japanese government securities	2,663	—	—	—	2,663
Japanese agency and municipal securities	—	159	—	—	159
Foreign government, agency and municipal securities	3,382	789	23	—	4,194
Bank and corporate debt securities and loans for trading purposes	—	1,568	51	—	1,619
Commercial mortgage-backed securities (“CMBS”)	—	171	28	—	199
Residential mortgage-backed securities (“RMBS”)	—	1,963	3	—	1,966
Mortgage and other mortgage-backed securities	—	2	128	—	130
Collateralized debt obligations (“CDO”) and other(4)	—	72	34	—	106
Investment trust funds and other	85	29	10	—	124

Total cash instruments	7,081	5,983	687	—	13,751

Derivatives(5)
Equity contracts	653	721	98	—	1,472
Interest rate contracts	16	11,750	203	—	11,969
Credit contracts	—	1,863	203	—	2,066
Foreign exchange contracts	0	1,266	49	—	1,315
Commodity contracts	29	64	4	—	97
Netting	—	—	—	(15,428)	(15,428)

Total derivatives	698	15,664	557	(15,428)	1,491

Subtotal	¥7,779	¥21,647	¥1,244	¥(15,428)	¥15,242

Loans and receivables(6)	—	543	11	—	554
Collateralized agreements(7)	—	904	—	—	904
Other assets
Non-trading debt securities	513	79	0	—	592
Other	121	0	25	—	146

Total	¥8,413	¥23,173	¥1,280	¥(15,428)	¥17,438

Liabilities:
Trading liabilities
Equities	¥1,444	¥91	¥—	¥—	¥1,535
Japanese government securities	1,588	—	—	—	1,588
Japanese agency and municipal securities	—	2	—	—	2
Foreign government, agency and municipal securities	3,018	509	—	—	3,527
Bank and corporate debt securities	—	316	—	—	316
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDO”) and other(4)	—	0	—	—	0
Investment trust funds and other	64	—	—	—	64

Total cash instruments	6,114	919	—	—	7,033

Derivatives(5)
Equity contracts	723	784	70	—	1,577
Interest rate contracts	15	11,861	192	—	12,068
Credit contracts	—	1,835	258	—	2,093
Foreign exchange contracts	0	1,341	47	—	1,388
Commodity contracts	19	82	6	—	107
Netting	—	—	—	(15,577)	(15,577)

Total derivatives	757	15,903	573	(15,577)	1,656

Subtotal	¥6,871	¥16,822	¥573	¥(15,577)	¥8,689

Short-term borrowings(8)	—	182	1	—	183
Payables and deposits(9)	—	0	1	—	1
Collateralized financing(7)	—	332	—	—	332
Long-term borrowings(8)(10)(11)	126	1,663	144	—	1,933
Other liabilities	44	—	—	—	44

Total	¥7,041	¥18,999	¥719	¥(15,577)	¥11,182

	Billions of yen
	December 31, 2011
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of December 31, 2011
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥505	¥1,144	¥123	¥—	¥1,772
Private equity(3)	—	—	275	—	275
Japanese government securities	2,386	—	—	—	2,386
Japanese agency and municipal securities	—	86	0	—	86
Foreign government, agency and municipal securities	2,539	754	25	—	3,318
Bank and corporate debt securities and loans for trading purposes	—	1,271	78	—	1,349
Commercial mortgage-backed securities (“CMBS”)	—	118	13	—	131
Residential mortgage-backed securities (“RMBS”)	—	1,705	18	—	1,723
Mortgage and other mortgage-backed securities	—	1	109	—	110
Collateralized debt obligations (“CDO”) and other(4)	—	107	19	—	126
Investment trust funds and other	92	29	10	—	131

Total cash instruments	5,522	5,215	670	—	11,407

Derivatives(5)
Equity contracts	493	890	37	—	1,420
Interest rate contracts	14	19,707	109	—	19,830
Credit contracts	0	2,077	315	—	2,392
Foreign exchange contracts	0	1,342	111	—	1,453
Commodity contracts	1	9	5	—	15
Netting	—	—	—	(23,645)	(23,645)

Total derivatives	508	24,025	577	(23,645)	1,465

Subtotal	¥6,030	¥29,240	¥1,247	¥(23,645)	¥12,872

Loans and receivables(6)	—	325	9	—	334
Collateralized agreements(7)	—	864	—	—	864
Other assets
Non-trading debt securities	642	189	5	—	836
Other(3)	193	10	84	—	287

Total	¥6,865	¥30,628	¥1,345	¥(23,645)	¥15,193

Liabilities:
Trading liabilities
Equities	¥841	¥141	¥—	¥—	¥982
Japanese government securities	1,143	—	—	—	1,143
Japanese agency and municipal securities	—	7	—	—	7
Foreign government, agency and municipal securities	2,019	346	—	—	2,365
Bank and corporate debt securities	—	269	—	—	269
Commercial mortgage-backed securities (“CMBS”)	—	0	—	—	0
Residential mortgage-backed securities (“RMBS”)	—	1	—	—	1
Collateralized debt obligations (“CDO”) and other(4)	—	0	—	—	0
Investment trust funds and other	22	1	—	—	23

Total cash instruments	4,025	765	—	—	4,790

Derivatives(5)
Equity contracts	551	923	32	—	1,506
Interest rate contracts	21	19,641	147	—	19,809
Credit contracts	0	2,165	318	—	2,483
Foreign exchange contracts	—	1,213	94	—	1,307
Commodity contracts	1	9	6	—	16
Netting	—	—	—	(23,688)	(23,688)

Total derivatives	573	23,951	597	(23,688)	1,433

Subtotal	¥4,598	¥24,716	¥597	¥(23,688)	¥6,223

Short-term borrowings(8)	—	144	1	—	145
Payables and deposits(9)	—	0	(0)	—	0
Collateralized financing(7)	—	190	—	—	190
Long-term borrowings(8)(10)(11)	120	1,616	51	—	1,787
Other liabilities	78	7	—	—	85

Total	¥4,796	¥26,673	¥649	¥(23,688)	¥8,430

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Includes collateralized loan obligations (CLO) and asset-backed securities (ABS) (e.g., credit card loans, auto loans, student loans and etc.).
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(6)	Includes loans elected the fair value option.
(7)	Includes collateralized agreements or collateralized financing elected the fair value option.
(8)	Includes structured notes elected the fair value option.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

Valuation methodology by major class of financial asset and financial liability

The valuation methodology used by Nomura to estimate fair value for major classes of financial assets and financial liabilities, together with the significant inputs which determine classification in the fair value hierarchy, is as follows:

Equities—Equities include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value, even if Nomura has a large “block” holding and the block could not be disposed of in its entirety at the quoted price. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid offer spreads and are classified in Level 2. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified as Level 3 because of the management judgment involved. As a practical expedient, fund investments are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified as Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified as Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Private equity—The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from the carrying value. In reaching that determination, Nomura primarily uses either its own internal valuation models based on estimated future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations such as EV/EBITDA (Enterprise Value/EBITDA), PE Ratio (Price/Earnings Ratio), Price/Embedded Value Ratio and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified as Level 3.

Government, state, municipal and agency securities—Japanese and other G7 government securities are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified as Level 2 as they are traded in markets that are not considered to be active. Certain non-G7 securities may be classified as Level 1 because they trade in active markets. Certain securities may be classified as Level 3 because they trade infrequently and there is not sufficient information from comparable securities to classify them as Level 2.

        Corporate debt securities—The valuation of corporate debt securities is primarily performed using internal models and market inputs such as price quotes and recent market transactions of identical or similar debt, yield curves, asset swap spreads and credit default spreads. Most corporate debt securities are classified in Level 2 because the modeling inputs are usually observable. Certain corporate debt securities may be classified as Level 1 because they trade in active markets where there is sufficient information from a liquid exchange or multiple sources and they are valued using an unadjusted quote for an identical instrument. Certain securities may be classified as Level 3 because they trade infrequently and there is insufficient information from comparable securities to classify them as Level 2.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. CMBS and RMBS securities are classified primarily as Level 2 if all significant inputs are observable. For certain asset classes, no direct pricing sources or comparable indices are available and valuation is based on a combination of indices. These securities are classified as Level 3.

Mortgage and other mortgage-backed securities—The fair value of other mortgage backed securities is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. Where all significant inputs are observable, the securities will be classified as Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are classified as Level 3.

Collateralized debt obligations (“CDO”) and other—CDOs are valued using internal models where quoted market prices do not exist. Key inputs used by the model include market spread data for each credit rating, prepayment speeds, recovery rates and default probabilities. Where all significant inputs are observable, the securities will be classified as Level 2. Since some of these inputs are unobservable, certain CDOs are classified as Level 3 where the unobservable inputs are significant.

Investment trust funds and other—Investment trust funds are generally valued using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified as Level 1. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified as Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Derivatives—Exchange-traded derivatives are usually valued using unadjusted quoted market prices and are therefore classified as Level 1. Where exchange-traded derivatives are not valued at the exchange price due to timing differences, these are classified as Level 2. OTC derivatives are valued by internal models using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Valuation techniques include simple discounted expected cash flow techniques and Black-Scholes and Monte Carlo simulations. For OTC derivatives that trade in liquid markets, such as plain vanilla forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence. Derivatives that are valued using models with significant unobservable inputs such as correlation, long-dated volatility, credit curves or other unobservable inputs are classified within Level 3. Examples of derivatives classified as Level 3 by Nomura include exotic interest rate derivatives, exotic foreign exchange derivatives, exotic equity derivatives, exotic derivatives including a combination of interest rate, foreign exchange and equity risks and certain other transactions including long-dated or exotic credit derivatives. Valuation adjustments are recorded to model valuations which do not calibrate to market and consider all factors that would impact fair value including bid offer, liquidity and credit risk; both with regards to counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities.

Loans—Loans carried at fair value either as trading assets or through election of the fair value option are valued primarily through internal models using similar inputs to corporate debt securities as quoted prices are usually not available. Where there are no significant inputs which are unobservable, loans are classified as Level 2. Certain loans, however, may be classified as Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them as Level 2.

Collateralized agreements and Collateralized financing—Resale and repurchase agreements carried at fair value through election of the fair value option are valued using discounted cash flow models. Key inputs include expected future cash flows, interest rates and collateral funding spreads such as general collateral or special rates. Resale and repurchase agreements are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Non-trading debt securities—These are debt securities held by certain non-broker dealer subsidiaries in the group and are valued and classified in the fair value hierarchy using the same methodology used for other debt securities classified as government, agency and municipal bonds and bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate. The fair value of structured notes is estimated using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, and also the amount at the measurement date that Nomura would pay to transfer the identical liability or would receive if the identical liability is entered at the measurement date. The fair value of structured notes includes an adjustment to reflect Nomura’s own creditworthiness. This adjustment can differ depending on the market in which the structured note is issued and traded. Structured notes are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. This liability is valued using the same methodology that is applied to the transferred financial assets which remain on the consolidated balance sheets and is therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Level 3 financial assets and financial liabilities

Level 3 financial assets and financial liabilities consist of instruments whose valuations are significantly dependent on inputs which are unobservable in the market.

Financial instruments classified as Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

The following tables in this note that relate to the nine months ended December 31, 2010 and the three months ended December 31, 2010 are prepared in accordance with the disclosure requirements in effect prior to certain amendments to ASC 820 that Nomura adopted during the year ended March 31, 2011.

The following tables present the gains and losses as well as increases and decreases of assets and liabilities measured at fair value on a recurring basis which Nomura classified as Level 3 for the nine months ended December 31, 2010 and 2011 and three months ended December 31, 2010 and 2011.

	Billions of yen
	Nine months ended December 31, 2010
		Unrealized and realized gains/losses included in revenue
	Opening balance as of nine months ended December 31, 2010	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)(3)	Net transfers in / (out of) Level 3(4)	Balance as of nine months ended December 31, 2010
Assets:
Trading assets and private equity investments
Equities	¥164	¥(0)	¥—	¥—	¥(0)	¥(0)	¥(34)	¥(8)	¥122
Private equity	325	—	—	(5)	0	(5)	(23)	—	297
Japanese agency and municipal securities	0	0	—	—	—	0	3	(3)	—
Foreign government, agency and municipal securities	22	2	—	—	—	2	4	(8)	20
Bank and corporate debt securities and loans for trading purposes	131	6	—	—	0	6	3	(2)	138
Commercial mortgage-backed securities (“CMBS”)	27	3	—	—	—	3	(1)	(8)	21
Residential mortgage-backed securities (“RMBS”)	4	1	—	—	—	1	(1)	0	4
Mortgage and other mortgage-backed securities	117	1	—	—	—	1	23	2	143
Collateralized debt obligations (“CDO”) and other	43	1	—	—	—	1	(17)	2	29
Investment trust funds and other	10	1	—	—	—	1	(1)	—	10

Total cash instruments	843	15	—	(5)	(0)	10	(44)	(25)	784

Derivatives, net(5)
Equity contracts	32	17	—	—	—	17	(8)	8	49
Interest rate contracts	9	81	—	—	—	81	(69)	(10)	11
Credit contracts	(58)	(36)	—	—	—	(36)	49	7	(38)
Foreign exchange contracts	(2)	(2)	—	—	—	(2)	(1)	5	0
Commodity contracts	(0)	0	—	—	—	0	(0)	(1)	(1)

Total derivatives, net	(19)	60	—	—	—	60	(29)	9	21

Subtotal	¥824	¥75	¥—	¥(5)	¥(0)	¥70	¥(73)	¥(16)	¥805

Loans and receivables	10	0	—	—	—	0	9	(6)	13
Other assets	38	(0)	2	—	—	2	(1)	(13)	26

Total	¥872	¥75	¥2	¥(5)	¥(0)	¥72	¥(65)	¥(35)	¥844

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥0	¥(0)	¥—
Foreign government, agency and municipal securities	—	0	—	—	—	0	0	—	0
Bank and corporate debt securities	0	0	—	—	—	0	(0)	—	0

Subtotal	¥0	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(0)	¥0

Short-term borrowings	9	1	—	—	—	1	(7)	(0)	1
Payables and deposits	0	(0)	—	—	—	(0)	(0)	(0)	(0)
Long-term borrowings	(127)	80	—	—	—	80	268	7	68

Total	¥(118)	¥81	¥—	¥—	¥—	¥81	¥261	¥7	¥69

	Billions of yen
	Nine months ended December 31, 2011
	Beginning balance as of nine months ended December 31, 2011	Net gain (loss)(6)	Other comprehensive income (loss)	Purchases/ issuances(7)	Sales/ redemption(7)	Settlement	Foreign exchange movements	Net transfers in / (out of) Level 3(4)	Balance as of nine months ended December 31, 2011
Assets:
Trading assets and private equity investments
Equities	¥121	¥(13)	¥—	¥47	¥(17)	¥—	¥(4)	¥(11)	¥123
Private equity	289	22	—	4	(30)	—	(10)	—	275
Japanese agency and municipal securities	—	0	—	5	(5)	—	—	—	0
Foreign government, agency and municipal securities	23	7	—	265	(260)	—	—	(10)	25
Bank and corporate debt securities and loans for trading purposes	51	(0)	—	122	(106)	—	(2)	13	78
Commercial mortgage-backed securities (“CMBS”)	28	0	—	6	(23)	—	(1)	3	13
Residential mortgage-backed securities (“RMBS”)	3	(0)	—	3	(1)	—	(0)	13	18
Mortgage and other mortgage-backed securities	128	2	—	7	(28)	—	(0)	—	109
Collateralized debt obligations (“CDO”) and other	34	(1)	—	12	(15)	—	(1)	(10)	19
Investment trust funds and other	10	0	—	2	(2)	—	(0)	—	10

Total cash instruments	687	17	—	473	(487)	—	(18)	(2)	670

Derivatives, net(5)
Equity contracts	28	(8)	—	—	—	(11)	(1)	(3)	5
Interest rate contracts	11	(1)	—	—	—	(28)	(6)	(14)	(38)
Credit contracts	(55)	14	—	—	—	36	3	(1)	(3)
Foreign exchange contracts	2	20	—	—	—	(5)	(0)	0	17
Commodity contracts	(2)	0	—	—	—	(1)	(0)	2	(1)

Total derivatives, net	(16)	25	—	—	—	(9)	(4)	(16)	(20)

Subtotal	¥671	¥42	¥—	¥473	¥(487)	¥(9)	¥(22)	¥(18)	¥650

Loans and receivables	11	(1)	—	5	(5)	—	(1)	—	9
Other assets
Non-trading debt securities	0	0	(0)	7	(2)	—	(0)	—	5
Other	25	1	(0)	66	(8)	—	(0)	0	84

Total	¥707	¥42	¥(0)	¥551	¥(502)	¥(9)	¥(23)	¥(18)	¥748

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥—	¥—	¥—	¥1	¥(1)	¥—	¥—	¥—	¥—

Subtotal	¥—	¥—	¥—	¥1	¥(1)	¥—	¥—	¥—	¥—

Short-term borrowings	1	0	—	16	(15)	—	0	(1)	1
Payables and deposits	1	(0)	—	(0)	(1)	—	—	—	(0)
Long-term borrowings	144	8	—	81	(108)	—	(14)	(44)	51

Total	¥146	¥8	¥—	¥98	¥(125)	¥—	¥(14)	¥(45)	¥52

	Billions of yen
	Three months ended December 31, 2010
		Unrealized and realized gains/losses included in revenue
	Opening balance as of three months ended December 31, 2010	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)(3)	Net transfers in / (out of) Level 3(4)	Balance as of three months ended December 31, 2010
Assets:
Trading assets and private equity investments
Equities	¥135	¥0	¥—	¥—	¥(0)	¥0	¥(7)	¥(6)	¥122
Private equity	310	—	—	(3)	0	(3)	(10)	—	297
Japanese agency and municipal securities	3	—	—	—	—	—	—	(3)	—
Foreign government, agency and municipal securities	30	1	—	—	—	1	3	(14)	20
Bank and corporate debt securities and loans for trading purposes	118	3	—	—	0	3	16	1	138
Commercial mortgage-backed securities (“CMBS”)	10	3	—	—	—	3	2	6	21
Residential mortgage-backed securities (“RMBS”)	6	1	—	—	—	1	(0)	(3)	4
Mortgage and other mortgage-backed securities	161	(1)	—	—	—	(1)	(17)	—	143
Collateralized debt obligations (“CDO”) and other	26	2	—	—	—	2	(4)	5	29
Investment trust funds and other	10	(0)	—	—	—	(0)	(0)	—	10

Total cash instruments	809	9	—	(3)	0	6	(17)	(14)	784

Derivatives, net(5)
Equity contracts	37	12	—	—	—	12	(5)	5	49
Interest rate contracts	21	48	—	—	—	48	(61)	3	11
Credit contracts	(44)	2	—	—	—	2	3	1	(38)
Foreign exchange contracts	(0)	(1)	—	—	—	(1)	(0)	1	0
Commodity contracts	(0)	(1)	—	—	—	(1)	0	(0)	(1)

Total derivatives, net	14	60	—	—	—	60	(63)	10	21

Subtotal	¥823	¥69	¥—	¥(3)	¥0	¥66	¥(80)	¥(4)	¥805

Loans and receivables	3	0	—	—	—	0	10	—	13
Other assets	38	0	1	—	—	1	0	(13)	26

Total	¥864	¥69	¥1	¥(3)	¥0	¥67	¥(70)	¥(17)	¥844

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥—	¥—	¥0	¥0	¥(0)	¥—
Foreign government, agency and municipal securities	—	0	—	—	—	0	0	—	0
Bank and corporate debt securities and loans for trading purposes	—	0	—	—	—	0	0	—	0

Subtotal	¥0	¥0	¥—	¥—	¥—	¥0	¥0	¥(0)	¥0

Short-term borrowings	5	(0)	—	—	—	(0)	(1)	(3)	1
Payables and deposits	(0)	(0)	—	—	—	(0)	0	—	(0)
Long-term borrowings	89	58	—	—	—	58	19	18	68

Total	¥94	¥58	¥—	¥—	¥—	¥58	¥18	¥15	¥69

	Billions of yen
	Three months ended December 31, 2011
	Beginning balance as of three months ended December 31, 2011	Net gain (loss)(6)	Other comprehensive income (loss)	Purchases/ issuances(7)	Sales/ redemption(7)	Settlement	Foreign exchange movements	Net transfers in / (out of) Level 3(4)	Balance as of three months ended December 31, 2011
Assets:
Trading assets and private equity investments
Equities	¥134	¥(1)	¥—	¥6	¥(6)	¥—	¥0	¥(10)	¥123
Private equity	260	34	—	3	(23)	—	1	—	275
Japanese agency and municipal securities	—	0	—	2	(2)	—	—	—	0
Foreign government, agency and municipal securities	24	3	—	141	(144)	—	—	1	25
Bank and corporate debt securities and loans for trading purposes	66	1	—	45	(36)	—	0	2	78
Commercial mortgage-backed securities (“CMBS”)	8	(0)	—	6	(3)	—	0	2	13
Residential mortgage-backed securities (“RMBS”)	4	(0)	—	3	(1)	—	0	12	18
Mortgage and other mortgage-backed securities	111	4	—	—	(6)	—	0	—	109
Collateralized debt obligations (“CDO”) and other	19	(1)	—	2	(4)	—	0	3	19
Investment trust funds and other	9	1	—	1	(1)	—	(0)	—	10

Total cash instruments	635	41	—	209	(226)	—	1	10	670

Derivatives, net(5)
Equity contracts	9	(0)	—	—	—	(0)	0	(4)	5
Interest rate contracts	(18)	(7)	—	—	—	(5)	1	(9)	(38)
Credit contracts	(22)	13	—	—	—	2	(0)	4	(3)
Foreign exchange contracts	17	1	—	—	—	(2)	1	0	17
Commodity contracts	(1)	0	—	—	—	(0)	(0)	(0)	(1)

Total derivatives, net	(15)	7	—	—	—	(5)	2	(9)	(20)

Subtotal	¥620	¥48	¥—	¥209	¥(226)	¥(5)	¥3	¥1	¥650

Loans and receivables	7	(1)	—	3	—	—	0	—	9
Other assets
Non-trading debt securities	7	0	(0)	0	(2)	—	0	—	5
Other	78	(0)	(0)	6	(0)	—	0	(0)	84

Total	¥712	¥47	¥(0)	¥218	¥(228)	¥(5)	¥3	¥1	¥748

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥1	¥(0)	¥—	¥—	¥(1)	¥—	¥—	¥—	¥—

Subtotal	¥1	¥(0)	¥—	¥—	¥(1)	¥—	¥—	¥—	¥—

Short-term borrowings	15	0	—	0	(14)	—	0	(0)	1
Payables and deposits	1	0	—	—	(1)	—	—	—	(0)
Long-term borrowings	(66)	(30)	—	81	8	—	1	(3)	51

Total	¥(49)	¥(30)	¥—	¥81	¥(8)	¥—	¥1	¥(3)	¥52

(1)	Includes gains and losses reported within Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.
(2)	Includes the effect of foreign exchange movements.
(3)	Includes the effect from the application of ASC 810 “Consolidation” (“ASC 810”) which has been amended in accordance with ASU No. 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”) and ASU No. 2009-16 “Accounting for Transfers of Financial Assets”.
(4)	If assets and liabilities move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Net transfers in / (out of) Level 3 is the fair value as of the beginning of the quarter during which the movement occurs. Therefore if assets and liabilities move from another Level to Level 3 all gains/(losses) during the quarter are included in the table and if assets and liabilities move from Level 3 to another Level all gains/(losses) during the quarter are excluded from the table.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayments speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(6)	Includes gains and losses reported mainly within Net gain (loss) on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of operations.
(7)	Purchases / issuances includes the increase of trading liabilities, and Sales / redemption includes the decrease of trading liabilities.

Significant transfers between levels during the year

Nomura assumes that transfer of the assets and liabilities from one Level to another Level occurs at the beginning of each quarter.

Transfers between Level 1 and Level 2

There were no significant transfers between Level 1 and Level 2 for the nine months ended December 31, 2010 and 2011. There were no significant transfers between Level 1 and Level 2 for the three months ended December 31, 2010 and 2011.

Transfers between Level 1 or Level 2 and Level 3

There were no significant transfers between Level 1 or Level 2 and Level 3 for the nine months ended December 31, 2010 and 2011. There were no significant transfers between Level 1 or Level 2 and Level 3 for the three months ended December 31, 2010 and 2011.

The following tables present the amounts of unrealized gains (losses) for the nine months ended December 31, 2010 and 2011 and three months ended December 31, 2010 and 2011, relating to those financial instruments which Nomura classified as Level 3 within the fair value hierarchy and that were still held by Nomura at the balance sheet date:

	Billions of yen
	Nine months ended December 31, 2010
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥(6)	¥—	¥—	¥(0)	¥(6)
Private equity	—	—	(3)	—	(3)
Foreign government, agency and municipal securities	0	—	—	—	0
Bank and corporate debt securities and loans for trading purposes	(0)	—	—	—	(0)
Commercial mortgage-backed securities (“CMBS”)	5	—	—	—	5
Residential mortgage-backed securities (“RMBS”)	0	—	—	—	0
Mortgage and other mortgage-backed securities	(4)	—	—	—	(4)
Collateralized debt obligations (“CDO”) and other	2	—	—	—	2
Investment trust funds and other	1	—	—	—	1

Total cash instruments	(2)	—	(3)	(0)	(5)

Derivatives, net(2)
Equity contracts	19	—	—	—	19
Interest rate contracts	42	—	—	—	42
Credit contracts	(17)	—	—	—	(17)
Foreign exchange contracts	(3)	—	—	—	(3)
Commodity contracts	(1)	—	—	—	(1)

Total derivatives, net	40	—	—	—	40

Subtotal	¥38	¥—	¥(3)	¥(0)	¥35

Loans and receivables	(0)	—	—	—	(0)
Other assets	(0)	2	—	—	2

Total	¥38	¥2	¥(3)	¥(0)	¥37

Liabilities:
Trading liabilities
Foreign government, agency and municipal securities	¥(0)	¥—	¥—	¥—	¥(0)
Bank and corporate debt securities and loans for trading purposes	(0)	—	—	—	(0)

Subtotal	¥(0)	¥—	¥—	¥—	¥(0)

Short-term borrowings	0	—	—	—	0
Payables and deposits	(0)	—	—	—	(0)
Long-term borrowings	57	—	—	—	57

Total	¥57	¥—	¥—	¥—	¥57

Billions of yen
Nine months ended December 31, 2011
Unrealized gain / (loss)(3)
Assets:
Trading assets and private equity investments
Equities	¥(2)
Private equity	20
Japanese agency and municipal securities	(0)
Foreign government, agency and municipal securities	1
Bank and corporate debt securities and loans for trading purposes	(2)
Commercial mortgage-backed securities (“CMBS”)	1
Residential mortgage-backed securities (“RMBS”)	(1)
Mortgage and other mortgage-backed securities	2
Collateralized debt obligations (“CDO”) and other	(2)
Investment trust funds and other	1

Total cash instruments	18

Derivatives, net(2)
Equity contracts	(3)
Interest rate contracts	(15)
Credit contracts	16
Foreign exchange contracts	14
Commodity contracts	(1)

Total derivatives, net	11

Subtotal	¥29

Loans and receivables	(2)
Other assets
Non-trading debt securities	0
Other	(0)

Total	¥27

Liabilities:
Short-term borrowings	¥0
Payables and deposits	(0)
Long-term borrowings	(1)

Total	¥(1)

	Billions of yen
	Three months ended December 31, 2010
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥1	¥—	¥—	¥(0)	¥1
Private equity	—	—	(3)	—	(3)
Foreign government, agency and municipal securities	(0)	—	—	—	(0)
Bank and corporate debt securities and loans for trading purposes	(2)	—	—	—	(2)
Commercial mortgage-backed securities (“CMBS”)	3	—	—	—	3
Residential mortgage-backed securities (“RMBS”)	(0)	—	—	—	(0)
Mortgage and other mortgage-backed securities	(1)	—	—	—	(1)
Collateralized debt obligations (“CDO”) and other	2	—	—	—	2
Investment trust funds and other	(0)	—	—	—	(0)

Total cash instruments	3	—	(3)	(0)	(0)

Derivatives, net(2):
Equity contracts	14	—	—	—	14
Interest rate contracts	(12)	—	—	—	(12)
Credit contracts	(11)	—	—	—	(11)
Foreign exchange contracts	(1)	—	—	—	(1)
Commodity contracts	(1)	—	—	—	(1)

Total derivatives, net	(11)	—	—	—	(11)

Subtotal	¥(8)	¥—	¥(3)	¥(0)	¥(11)

Loans and receivables	0	—	—	—	0
Other assets	0	1	—	—	1

Total	¥(8)	¥1	¥(3)	¥(0)	¥(10)

Liabilities:
Trading liabilities
Foreign government, agency and municipal securities	¥(0)	¥—	¥—	¥—	¥(0)
Bank and corporate debt securities and loans for trading purposes	(0)	—	—	—	(0)

Subtotal	¥(0)	¥—	¥—	¥—	¥(0)

Short-term borrowings	(0)	—	—	—	(0)
Payables and deposits	(0)	—	—	—	(0)
Long-term borrowings	42	—	—	—	42

Total	¥42	¥—	¥—	¥—	¥42

Billions of yen
Three months ended December 31, 2011
Unrealized gain / (loss)(3)
Assets:
Trading assets and private equity investments
Equities	¥(1)
Private equity	31
Japanese agency and municipal securities	0
Foreign government, agency and municipal securities	0
Bank and corporate debt securities and loans for trading purposes	1
Commercial mortgage-backed securities (“CMBS”)	0
Residential mortgage-backed securities (“RMBS”)	(0)
Mortgage and other mortgage-backed securities	4
Collateralized debt obligations (“CDO”) and other	(0)
Investment trust funds and other	0

Total cash instruments	35

Derivatives, net(2):
Equity contracts	0
Interest rate contracts	(11)
Credit contracts	(5)
Foreign exchange contracts	0
Commodity contracts	(0)

Total derivatives, net	(16)

Subtotal	¥19

Loans and receivables	(1)
Other assets
Non-trading debt securities	0
Other	(0)

Total	¥18

Liabilities:
Short-term borrowings	¥0
Payables and deposits	0
Long-term borrowings	(29)

Total	¥(29)

(1)	Includes gains and losses reported within Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(3)	Includes gains and losses reported mainly within Net gain (loss) on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of operations.

During the three months ended December 31, 2011, a lack of liquidity persists in certain asset classes which has impacted the observability of certain inputs which are significant to Nomura’s financial instrument valuations. These inputs include certain foreign currency exchange volatilities, certain interest rate volatilities and certain credit spreads.

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, or little publicly released information. Unobservable inputs include volatility risk and correlation risk for derivative instruments, refinancing periods and recovery rates for credit-related products and loans, and macroeconomic factors affecting the value of collateral for asset-backed securitization products.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

There is a range of fair values for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures. Using reasonably possible alternative assumptions to value Level 3 financial instruments will significantly influence fair values.

As described earlier, Level 3 financial instruments are often hedged by instruments in Level 1 or Level 2 of the fair value hierarchy. For the nine months ended December 31, 2011, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

As the valuation of these instruments fluctuates in response to a variety of factors, including, but not limited to, general market sentiment, credit, interest rate, foreign exchange and correlation risk, current values may decrease if market conditions deteriorate. Conversely, should conditions improve, an increase in value of the Level 3 portfolio would be expected.

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following tables provide information on these investments where NAV per share is calculated or disclosed as of March 31, 2011 and December 31, 2011. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2011
	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge funds	¥91	¥0	Weekly/Monthly	Same day-95 days
Venture capital funds	2	0	—	—
Private equity funds	64	23	Quarterly	30 days
Real estate funds	8	15	—	—

Total	¥165	¥38

	Billions of yen
	December 31, 2011
	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge funds	¥77	¥—	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	53	12	Quarterly	30 days
Real estate funds	14	15	—	—

Total	¥148	¥28

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. Nomura has developed the business of issuing structured notes linked to hedge funds. As a result most of the risks are transferred as pass-through. The fair values of these investments are estimated using the NAV per share of the investments. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period cannot be estimated for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of the investments in this category are estimated using the NAV per share of the investments. Most of these funds cannot be redeemed within six months. The redemption period cannot be estimated for certain suspended or liquidating funds. These investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, United States and Japan. The fair values of certain investments in this category are estimated using the NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of the investments in this category are estimated using the NAV per share of the investments. Redemption is restricted for most of these investments. These investments contain restrictions against transfers of the investments to third parties.

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” (“ASC 815”) and ASC 825 “Financial Instruments”(“ASC 825”). When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized in the consolidated statements of operations. Election of the fair value option is generally irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Loans which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility in the consolidated statements of operations caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Equity method investments held for capital appreciation or current income purposes, which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Resale and repurchase agreements which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility in the consolidated statements of operations caused by the difference in measurement basis that otherwise would arise between the resale and repurchase agreements and the derivatives used to risk manage those instruments.

•

Financial liabilities recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility in the consolidated statements of operations that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through the consolidated statements of operations; and

•

All structured notes issued on or after April 1, 2008. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility in the consolidated statements of operations caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated variable interest entities (“VIEs”) for the same purpose and for certain structured notes issued prior to April 1, 2008.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends or Interest expense or Revenue—Net gain (loss) on trading.

The following tables present gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the nine months ended December 31, 2010 and 2011 and three months ended December 31, 2010 and 2011.

	Billions of yen
	Nine months ended December 31
	2010	2011
	Net gain (loss) on trading	Net gain (loss) on trading
Assets:
Trading assets and private equity investments(1)
Trading assets	¥(3)	¥1
Private equity	(0)	(6)
Collateralized agreements(2)	—	8
Loans and receivables	7	(1)
Other assets(1)	—	(0)

Total	¥4	¥2

Liabilities:
Short-term borrowings(3)	¥2	¥(3)
Collateralized financing(2)	—	1
Other liabilities(4)	—	(1)
Long-term borrowings(3)(5)	(44)	72

Total	¥(42)	¥69

	Billions of yen
	Three months ended December 31
	2010	2011
	Net gain (loss) on trading	Net gain (loss) on trading
Assets:
Trading assets and private equity investments(1)
Trading assets	¥(1)	¥0
Private equity	0	0
Collateralized agreements(2)	—	4
Loans and receivables	3	(9)
Other assets(1)	—	0

Total	¥2	¥(5)

Liabilities:
Short-term borrowings(3)	¥7	¥(4)
Collateralized financing(2)	—	1
Other liabilities(4)	—	(1)
Long-term borrowings(3)(5)	17	(23)

Total	¥24	¥(27)

(1)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(2)	Includes resale and repurchase agreements elected for the fair value option.
(3)	Includes structured notes and other financial liabilities elected for the fair value option.
(4)	Includes loan commitments related to loans receivable for which the fair value option will be elected upon funding.
(5)	Includes liabilities recognized from secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.

Nomura elected to apply the fair value option for its 45.5% investment as of March 31, 2011 and 47.0% investment as of December 31, 2011 in the common stock of Ashikaga Holdings Co., Ltd. This investment is reported within Trading assets and private equity investments—Private equity investments and Others assets—Other in the consolidated balance sheets.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by discounting future cash flows at a rate which incorporates observable changes in its credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness were ¥7 billion for the nine months ended December 31, 2010, mainly because of the widening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥20 billion for the nine months ended December 31, 2011, mainly due to the widening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥1 billion for the three months ended December 31, 2010, mainly because of the widening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥10 billion for the three months ended December 31, 2011, mainly due to the widening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of March 31, 2011, there were no significant differences between the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected and the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥50 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due. As of December 31, 2011, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥20 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Assets and liabilities carried at fair value on a nonrecurring basis—

In addition to the financial instruments carried at fair value on a recurring basis, Nomura also carries other assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

Estimated fair value

Financial assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell, and Securities borrowed. Financial liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market rates.

Loans receivable

Loans receivable are carried at cost adjusted for deferred fees or costs on originated loans, unamortized premiums or discounts on purchased loans less applicable allowances for loan losses, unless the fair value option is elected and they are held at fair value. The fair value of loans receivable is estimated based on loan characteristics. Where quoted market prices are available, such market prices are utilized to estimate fair value.

The following table presents carrying values and fair values or approximate fair values of loans receivable. Carrying values are shown after deducting allowances for loan losses.

	Billions of yen
	March 31, 2011		December 31, 2011
	Carrying value	Fair value	Carrying value	Fair value
Loans receivable	¥1,268	¥1,265	¥1,069	¥1,066

Long-term borrowings

For long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

The following table presents carrying values and fair values or approximate fair values of long-term borrowings.

	Billions of yen
	March 31, 2011		December 31, 2011
	Carrying value	Fair value	Carrying value	Fair value
Long-term borrowings	¥8,403	¥8,179	¥8,641	¥8,346

4. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet clients needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura also enters into various derivative financial instrument transactions including futures, forwards, option and swap contracts involving securities, foreign currency, interest rate and other capital market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital markets products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit losses in the event of the counterparties’ default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“Master Netting Agreements”) with each of its counterparties. Master Netting Agreements provide a right of offset in the event of bankruptcy and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with ASC 210-20.

Nomura offset ¥605 billion of cash collateral receivables against net derivative liabilities and ¥456 billion of cash collateral payables against net derivative assets as of March 31, 2011. Nomura offset ¥939 billion of cash collateral receivables against net derivative liabilities and ¥896 billion of cash collateral payables against net derivative assets as of December 31, 2011.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify the interest rate characteristics of certain financial liabilities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Nomura designates derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities through the consolidated statements of operations within Interest expense.

Derivative financial instruments designated as hedges of the net investment in foreign operations are linked to specific subsidiaries with non-Japanese yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through Nomura Holdings, Inc. (“NHI”) shareholders’ equity within Accumulated other comprehensive income (loss). Change in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate is excluded from the measure of hedge effectiveness and is reported in the consolidated statements of operations within Revenue—Other.

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2011
	Gross Fair Value of Derivative Assets	Impact of Master Netting Agreements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥12,733	¥(11,611)	¥(442)	¥680

	Billions of yen
	December 31, 2011
	Gross Fair Value of Derivative Assets	Impact of Master Netting Agreements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥20,033	¥(18,544)	¥(832)	¥657

Derivative activities

Derivative financial instruments used for trading purposes are recognized through the consolidated balance sheets within Trading assets or Trading liabilities depending on whether it has positive fair value or negative fair value. Bifurcated embedded derivatives are carried at Short-term borrowings or Long-term borrowings according to the due date of a contract. Non-trading derivatives are recognized through the consolidated balance sheets within Trading assets or Trading liabilities depending on whether it has positive fair value or negative fair value.

The following tables quantify the volume of Nomura’s derivative activity through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2011
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes(2)(3):
Equity contracts	¥16,229	¥1,472	¥16,257	¥1,511
Interest rate contracts	652,220	11,937	689,543	11,759
Credit contracts	37,075	2,066	38,432	2,093
Foreign exchange contracts	52,150	1,315	61,310	1,384
Commodity contracts	753	97	555	107

Total	¥758,427	¥16,887	¥806,097	¥16,854

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,531	¥32	¥535	¥4
Foreign exchange contracts	20	0	116	2

Total	¥1,551	¥32	¥651	¥6

Total derivatives	¥759,978	¥16,919	¥806,748	¥16,860

	Billions of yen
	December 31, 2011
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes(2)(3):
Equity contracts	¥13,733	¥1,420	¥12,339	¥1,485
Interest rate contracts	579,595	19,747	582,378	19,533
Credit contracts	34,938	2,392	37,445	2,483
Foreign exchange contracts	63,831	1,451	64,808	1,305
Commodity contracts	313	15	110	16

Total	¥692,410	¥25,025	¥697,080	¥24,822

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,886	¥83	¥—	¥—
Foreign exchange contracts	44	2	170	0

Total	¥1,930	¥85	¥170	¥0

Total derivatives	¥694,340	¥25,110	¥697,250	¥24,822

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(3)	Includes derivatives used for non-trading purposes which are not designated as accounting hedges.

Changes in fair value are recognized either through earnings or other comprehensive income (loss) depending on the purpose for which the derivatives are used.

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statement of operations within Revenue—Net gain (loss) on trading.

The following tables present amounts included in the consolidated statements of operations related to derivatives used for trading purposes by type of underlying derivative contract.

	Billions of yen
	Nine months ended December 31
	2010	2011
Derivatives used for trading purposes(1)(2):
Equity contracts	¥143	¥0
Interest rate contracts	65	60
Credit contracts	55	(60)
Foreign exchange contracts	(83)	12
Commodity contracts	4	(4)

Total	¥184	¥8

	Billions of yen
	Three months ended December 31
	2010	2011
Derivatives used for trading purposes(1)(2):
Equity contracts	¥(126)	¥(9)
Interest rate contracts	55	(62)
Credit contracts	33	(31)
Foreign exchange contracts	32	(3)
Commodity contracts	4	(11)

Total	¥(2)	¥(116)

(1)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(2)	Includes net gain (loss) on derivatives used for non-trading purposes which are not designated as accounting hedges.

Fair value hedges

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies hedge accounting to these instruments. Derivative financial instruments designated as fair value hedges are carried at fair value. Changes in fair value of the hedging derivatives are recognized together with those of the hedged liabilities in the consolidated statements of operations within Interest expense.

The following tables present amounts included in the consolidated statements of operations related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Nine months ended December 31
	2010	2011
Derivatives designated as hedging instruments:
Interest rate contracts	¥24	¥95

Total	¥24	¥95

Hedged items:
Long-term borrowings	¥(24)	¥(95)

Total	¥(24)	¥(95)

	Billions of yen
	Three months ended December 31
	2010	2011
Derivatives designated as hedging instruments:
Interest rate contracts	¥(24)	¥36

Total	¥(24)	¥36

Hedged items:
Long-term borrowings	¥24	¥(36)

Total	¥24	¥(36)

Net investment hedges

Effective from April 2010, Nomura designates foreign currency forwards and foreign currency denominated long-term debt as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, the effective hedging portion of the foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges is recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following tables present gains (losses) from derivatives and non-derivatives designated as net investment hedges included in the consolidated statements of comprehensive income.

	Billions of yen
	Nine months ended December 31
	2010	2011
Hedging instruments:
Foreign exchange contracts	¥3	¥10
Long-term borrowings	20	9

Total	¥23	¥19

	Billions of yen
	Three months ended December 31
	2010	2011
Hedging instruments:
Foreign exchange contracts	¥1	¥0
Long-term borrowings	4	(2)

Total	¥5	¥(2)

(1)	The portion of the gains and losses representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of operations. There were no material gains and losses during the nine months ended December 31, 2010 and 2011 and the three months ended December 31, 2010 and 2011.

Derivatives containing credit-risk-related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2011, was ¥1,779 billion with related collateral pledged of ¥958 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥18 billion. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of December 31, 2011, was ¥1,956 billion with related collateral pledged of ¥1,107 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥31 billion.

Credit derivatives

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of the credit derivatives to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura is single-name credit default swap where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the referenced security.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically-settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is, therefore, not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s true exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present the amounts of Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2011 and December 31, 2011, respectively.

	Billions of yen
	March 31, 2011
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value (Asset) / liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥56	¥18,933	¥2,082	¥8,416	¥6,953	¥1,482	¥17,020
Credit default indices	117	12,666	806	4,372	6,275	1,213	10,956
Other credit risk related portfolio products	19	3,552	247	2,421	696	188	2,143
Credit risk related options and swaptions	0	212	4	—	208	—	121

Total	¥192	¥35,363	¥3,139	¥15,209	¥14,132	¥2,883	¥30,240

	Billions of yen
	December 31, 2011
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value (Asset) / liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥1,026	¥18,893	¥2,330	¥6,379	¥8,414	¥1,770	¥17,490
Credit default indices	353	10,921	2,023	2,191	6,411	296	8,981
Other credit risk related portfolio products	338	3,119	1,102	1,033	410	574	2,107
Credit risk related options and swaptions	(1)	331	—	—	331	—	223

Total	¥1,716	¥33,264	¥5,455	¥9,603	¥15,566	¥2,640	¥28,801

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following tables present the amounts of Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2011
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,200	¥1,182	¥5,789	¥5,722	¥2,586	¥1,454	¥18,933
Credit default indices	1,228	375	5,592	3,202	577	1,692	12,666
Other credit risk related portfolio products	22	—	—	0	—	3,530	3,552
Credit risk related options and swaptions	25	—	29	154	4	—	212

Total	¥3,475	¥1,557	¥11,410	¥9,078	¥3,167	¥6,676	¥35,363

	Billions of yen
	December 31, 2011
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,237	¥1,521	¥5,351	¥5,031	¥2,738	¥2,015	¥18,893
Credit default indices	96	893	5,077	3,414	1,436	5	10,921
Other credit risk related portfolio products	19	15	2	105	199	2,779	3,119
Credit risk related options and swaptions	—	—	106	225	—	—	331

Total	¥2,352	¥2,429	¥10,536	¥8,775	¥4,373	¥4,799	¥33,264

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

5. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen
	March 31, 2011	December 31, 2011
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥28,262	¥24,685
The portion of the above that has been sold (reported within Trading liabilities on the consolidated balance sheets) or repledged	22,576	18,611

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets on the consolidated balance sheets. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen
	March 31, 2011	December 31, 2011
Trading assets:
Equities and convertible bonds	¥29,935	¥9,149
Government and government agency securities	977,291	1,299,222
Bank and corporate debt securities	93,250	101,368
Commercial mortgage-backed securities (“CMBS”)	54,725	34,916
Residential mortgage-backed securities (“RMBS”)	1,572,177	1,298,514
Collateralized debt obligations (“CDO”) and other(1)	64,247	84,190
Investment trust funds and other	9,652	22,622

Total	¥2,801,277	¥2,849,981

Non-trading debt securities	¥86,234	¥54,698
Investments in and advances to affiliated companies	¥36,639	¥32,843

(1)	Includes collateralized loan obligations (CLO) and asset-backed securities (ABS) (e.g., credit card loans, auto loans, student loans and etc.).

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen
	March 31, 2011	December 31, 2011
Loans and receivables	¥27,635	¥5,383
Trading assets	2,010,605	1,744,154
Private equity investments	—	82,883
Office buildings, land, equipment and facilities	20,815	133,999
Non-trading debt securities	278,261	327,601
Other	—	256,759

Total	¥2,337,316	¥2,550,779

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized bonds of consolidated VIEs and trading balances of secured borrowings, and derivative transactions.

Resale and repurchase agreements (“repo transactions”) principally involve the buying or selling of government and government agency securities under agreements with clients to resell or repurchase these securities to or from those clients. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when appropriate. Repo transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities were originally acquired or sold with applicable accrued interest, as appropriate. Certain repo transactions are carried at fair value through election of the fair value option. No allowance for credit losses is generally recorded on repurchase agreements due to the strict collateralization requirements.

Repo transactions where the maturity of the security transferred as collateral matches the maturity of the repo transaction (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from the consolidated balance sheets under repo-to-maturity transactions as of March 31, 2011 and December 31, 2011 were ¥169,766 million and ¥34,159 million, respectively.

Securities borrowed and securities loaned are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. Securities borrowed and securities loaned are generally cash collateralized and are recorded on the consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally required Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized. No allowance for credit losses is generally recorded on securities borrowing transactions due to the strict collateralization requirements.

Certain Japanese securities lending transactions are accounted for as sales where the criteria for derecognition of the transferred financial assets under ASC 860 are met. The amounts of securities derecognized from the consolidated balance sheets under these transactions as of March 31, 2011 and December 31, 2011 were ¥291,870 million and ¥211,452 million, respectively.

6. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue—Net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. During the nine months ended December 31, 2010 and the three months ended December 31, 2010, Nomura received cash proceeds from SPEs in new securitizations of ¥431 billion and ¥293 billion, respectively, and recognized associated profit on sale of ¥0 million and ¥2 million, respectively. During the nine months ended December 31, 2010 and the three months ended December 31, 2010, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,863 billion and ¥589 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥1,107 billion and ¥410 billion, respectively, During the nine months ended December 31, 2011 and the three months ended December 31, 2011, Nomura received cash proceeds from SPEs in new securitizations of ¥284 billion and ¥144 billion, respectively, and recognized associated profit on sale of ¥0 million and ¥0 million, respectively. During the nine months ended December 31, 2011 and the three months ended December 31, 2011, Nomura received debt securities issued by these SPEs with an initial fair value of ¥998 billion and ¥342 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥507 billion and ¥195 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥3,141 billion and ¥3,227 billion as of March 31, 2011 and December 31, 2011, respectively. Nomura’s retained interests were ¥199 billion and ¥153 billion, as of March 31, 2011 and December 31, 2011, respectively. For the nine months ended December 31, 2010 and the three months ended December 31, 2010, Nomura received cash flows of ¥20 billion and ¥10 billion, respectively, from the SPEs on the retained interests held in the SPEs. For the nine months ended December 31, 2011 and the three months ended December 31, 2011, Nomura received cash flows of ¥11 billion and ¥4 billion, respectively, from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥28 billion and ¥25 billion as of March 31, 2011 and December 31, 2011, respectively. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2011
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government and government agency bonds	¥—	¥197	¥—	¥197	¥194	¥3
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	—	2	2	2	—

Total	¥—	¥197	¥2	¥199	¥196	¥3

	Billions of yen
	December 31, 2011
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government and government agency bonds	¥—	¥151	¥—	¥151	¥149	¥2
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	—	2	2	2	—

Total	¥—	¥151	¥2	¥153	¥151	¥2

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen, except percentages
	Material retained interests held(1)
	March 31, 2011	December 31, 2011
Fair value of retained interests(1)	¥192	¥142
Weighted-average life (Years)	6.3	5.1
Constant prepayment rate	7.1%	13.0%
Impact of 10% adverse change	(0.5)	(0.6)
Impact of 20% adverse change	(1.0)	(1.9)
Discount rate	4.7%	3.2%
Impact of 10% adverse change	(4.3)	(2.0)
Impact of 20% adverse change	(7.4)	(3.5)

(1)	The sensitivity analysis covers the material retained interests held of ¥192 billion out of ¥199 billion as of March 31, 2011 and ¥142 billion out of ¥153 billion as of December 31, 2011.
Nomura considers the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

Changes in fair value based on 10% or 20% adverse changes generally cannot be extrapolated since the relationship of the change in assumption to the change in fair value may not be linear. The impact of a change in a particular assumption is calculated holding all other assumptions constant. For this reason, concurrent changes in assumptions may magnify or counteract the sensitivities disclosed above. The sensitivity analyses are hypothetical and do not reflect Nomura’s risk management practices that may be undertaken under those stress scenarios.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura. Also these liabilities are non-recourse to Nomura.

	Billions of yen
	March 31, 2011	December 31, 2011
Assets
Trading assets
Equities	¥89	¥79
Debt securities	110	61
Mortgage and mortgage-backed securities	35	22
Private equity investments	—	83
Long-term loans receivable	22	20

Total	¥256	¥265

Liabilities
Long-term borrowings	¥230	¥237

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate convertible bonds, and mortgages and mortgage-backed securities. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary. Due to the adoption of ASC 810, as amended by ASU 2009-17 on April 1, 2010, Nomura consolidates certain SPEs which invest in the business of purchasing aircraft and operating leases of the aircraft and other SPEs engaged in various businesses.

The following table presents the classification of consolidated VIEs’ assets and liabilities in our consolidated financial statements. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31, 2011	December 31, 2011
Consolidated VIE assets
Cash and cash equivalents	¥92	¥62
Trading assets
Equities	785	876
Debt securities	239	170
Mortgage and mortgage-backed securities	67	77
Investment trust funds and other	8	0
Derivatives	10	4
Private equity investments	1	1
Securities purchased under agreements to resell	6	4
Office buildings, land, equipment and facilities(1)	42	165	(3)
Other(2)	84	413	(3)

Total	¥1,334	¥1,772

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥6	¥0
Derivatives	32	30
Securities sold under agreements to repurchase	2	1
Borrowings
Short-term borrowings	2	—
Long-term borrowings	1,030	1,171
Other	5	29

Total	¥1,077	¥1,231

(1)	Includes aircraft of ¥30 billion as of March 31, 2011 and ¥22 billion as of December 31, 2011 held by SPEs consolidated due to the adoption of ASC 810 as amended by ASU 2009-17. Certain of these SPEs are mainly engaged in aircraft leasing business.
(2)	Includes aircraft purchase deposits of ¥15 billion as of March 31, 2011 and ¥15 billion as of December 31, 2011. In relation to these aircraft purchase deposits, certain of these SPEs have commitments to purchase aircraft. Please refer to Note 14, “Commitments, contingencies and guarantees” for details.
(3)	Includes real estate and real estate for sale held by SPEs related to a subsidiary newly consolidated during the nine months ended December 31, 2011.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets, the amount of commitments and financial guarantees, and the notional of the derivative instruments up to VIEs’ gross assets. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2011
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥80	¥—	¥80
Debt securities	164	—	164
Mortgage and mortgage-backed securities	2,070	—	2,070
Investment trust funds and other	80	—	80
Derivatives	1	8	17
Private equity investments	24	—	24
Loans
Short-term loans	3	—	3
Long-term loans	31	—	31
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	17

Total	¥2,457	¥8	¥2,490

	Billions of yen
	December 31, 2011
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥49	¥—	¥49
Debt securities	136	—	136
Mortgage and mortgage-backed securities	1,786	—	1,786
Investment trust funds and other	97	—	97
Derivatives	0	8	25
Private equity investments	21	—	21
Loans
Short-term loans	3	—	3
Long-term loans	29	—	29
Other	11	—	11
Commitments to extend credit and other guarantees	—	—	18

Total	¥2,132	¥8	¥2,175

7. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of collateralized agreements such as reverse repurchase agreements and securities borrowing transactions and loans. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements and securities borrowing transactions are generally recorded on the consolidated balance sheets at the amount at which the securities are purchased with applicable accrued interest. No allowance for credit losses is generally recorded on these transactions due to the strict collateralization requirements.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks are secured and unsecured loans extended by licensed banks within Nomura. For those loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. For unsecured loans provided for the investment banking activities, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are loans provided to clients in connection with stock brokerage activities. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. For these reasons, the risk to Nomura of providing these loans is limited.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is not significant as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Corporate loans are primarily loans provided to corporate clients. Corporate loans include loans secured by real estate or securities, as well as unsecured loans which Nomura provides for the investment banking activities. The risk to Nomura of making these loans is similar to those risks arising from loans at banks.

In addition to the loans above, Nomura has advances to affiliated companies which are loans provided to related parties of Nomura. As these loans are generally not secured, Nomura is exposed to the risk of default of the counterparty.

The following table presents a summary of the loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets by portfolio segment.

	Millions of yen
	March 31, 2011	December 31, 2011
Loans
Loans at banks	¥320,296	¥282,476
Short-term secured margin loans	206,910	193,348
Inter-bank money market loans	8,281	72,196
Corporate loans	735,797	524,108

Loans receivable total	¥1,271,284	¥1,072,128

of which:
Loans receivable carried at fair value(1)	¥554,180	¥333,775
Loans receivable carried at amortized cost	717,104	738,353
Advances to affiliated companies	12,766	11,639

(1)	Accounted for at fair value through election of the fair value option

There were no significant purchases or sales of Loans receivable and no reclassification of Loans receivable to Trading assets during the nine months ended December 31, 2011. There were no significant purchases or sales of Loans receivable and no reclassification of Loans receivable to Trading assets during the three months ended December 31, 2011.

Allowance for loan losses

Management establishes an allowance for loan losses for loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for loan losses which is reported in the consolidated balance sheets within Allowance for doubtful accounts comprises two components:

•	A specific component for loans which have been individually evaluated for impairment; and

•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower, and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. The impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date and the uncertainties inherent in those underlying assumptions. The allowance is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for loan losses on the best information available, future adjustments to the allowance for loan losses may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Loans are charged-off when Nomura determines that the loans are uncollectible. This determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation or that the proceeds from collateral will not be sufficient to pay the loans.

The following tables present changes in the allowance for losses for the nine months ended December 31, 2011 and three months ended December 31, 2011.

	Millions of yen
	Nine months ended December 31, 2011
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening Balance	¥339	¥37	¥—	¥3,422	¥11	¥3,809	¥1,051	¥4,860
Provision for losses	49	(6)	—	(430)	53	(334)	330	(4)
Charge-offs	—	(1)	—	—	—	(1)	(1)	(2)
Other(1)	—	(1)	—	(297)	—	(298)	322	24

Ending Balance	¥388	¥29	¥—	¥2,695	¥64	¥3,176	¥1,702	¥4,878

	Millions of yen
	Three months ended December 31, 2011
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening Balance	¥388	¥32	¥—	¥3,167	¥—	¥3,587	¥1,241	¥4,828
Provision for losses	—	(2)	—	(501)	64	(439)	509	70
Charge-offs	—	(1)	—	—	—	(1)	—	(1)
Other(1)	—	—	—	29	—	29	(48)	(19)

Ending Balance	¥388	¥29	¥—	¥2,695	¥64	¥3,176	¥1,702	¥4,878

(1)	Includes the effect of foreign exchange movements.

The following tables present the allowance for loan losses and loans by impairment methodology and type of loans as of March 31, 2011 and December 31, 2011.

	Millions of yen
	March 31, 2011
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥7	¥—	¥—	¥3,272	¥—	¥3,279
Evaluated collectively	332	37	—	150	11	530

Total allowance for loan losses	¥339	¥37	¥—	¥3,422	¥11	¥3,809

Loans by impairment methodology
Evaluated individually	¥7	¥—	¥8,281	¥228,776	¥483	¥237,547
Evaluated collectively	257,270	206,910	—	15,860	12,283	492,323

Total loans	¥257,277	¥206,910	¥8,281	¥244,636	¥12,766	¥729,870

	Millions of yen
	December 31, 2011
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥6	¥11	¥—	¥2,601	¥—	¥2,618
Evaluated collectively	382	18	—	94	64	558

Total allowance for loan losses	¥388	¥29	¥—	¥2,695	¥64	¥3,176

Loans by impairment methodology
Evaluated individually	¥7	¥65,204	¥72,196	¥232,445	¥373	¥370,225
Evaluated collectively	230,197	128,144	—	10,160	11,266	379,767

Total loans	¥230,204	¥193,348	¥72,196	¥242,605	¥11,639	¥749,992

Nonaccrual and past due loans

Loans which are individually evaluated as impaired are assessed for a nonaccrual status in accordance with Nomura’s policy. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2011, there were no significant loans which were on a nonaccrual status or 90 days past due. As of December 31, 2011, there were ¥37,729 million of loans which were on a nonaccrual status, mainly for the unsecured corporate loans. There were no significant loans which were 90 days past due.

Loan impairment and troubled debt restructurings

In the ordinary course of business, Nomura may choose to recognize impairment and also restructure a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. A troubled debt restructuring (“TDR”) occurs when Nomura (as lender) for economic or legal reasons related to the borrower's financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.

Any loan being restructured under a TDR will generally already be identified as impaired with a related allowance recognized in the allowance for loan losses. If not (for example if the loan is collectively assessed for impairment with other loans), the restructuring of the loan under a TDR will immediately result in the loan as being classified as impaired. An impairment loss for a loan restructuring under a TDR which only involves modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is calculated in the same way as any other impaired loan. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.

As of March 31, 2011, there were no significant impaired loans without related allowance. For impaired loans with related allowance, the amount of recorded investment was ¥41,630 million, the total unpaid principal balance was ¥43,715 million and the related allowance was ¥3,279 million, mainly for the unsecured corporate loans. As of December 31, 2011, there were no significant impaired loans without related allowance. For impaired loans with related allowance, the amount of recorded investment was ¥32,849 million, the total unpaid principal balance was ¥34,557 million and the related allowance was ¥2,618 million, mainly for the unsecured corporate loans.

There was no significant amount of loans that constitutes a TDR for the nine months ended December 31, 2011. There was no significant amount of loans that constitutes a TDR during the three months ended December 31, 2011.

Credit quality indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the borrower. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal credit rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of borrower’s creditworthiness. Loans considered as collateralized transactions are not subject to an internal credit rating process as Nomura monitors the value of posted collateral closely and understands means to prevent potential losses.

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2011 and December 31, 2011.

	Millions of yen
	March 31, 2011
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥111,841	¥17,449	¥—	¥25,344	¥154,634
Unsecured loans at banks	102,636	—	7	—	102,643
Short-term secured margin loans	—	—	—	206,910	206,910
Secured inter-bank money market loans	8,281	—	—	—	8,281
Secured corporate loans	30,567	5,170	2,000	122,750	160,487
Unsecured corporate loans	30,309	52,445	1,395	—	84,149
Advances to affiliated companies	12,283	—	—	483	12,766

Total	¥295,917	¥75,064	¥3,402	¥355,487	¥729,870

	Millions of yen
	December 31, 2011
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥95,997	¥23,695	¥—	¥33,283	¥152,975
Unsecured loans at banks	77,222	—	7	—	77,229
Short-term secured margin loans	—	—	—	193,348	193,348
Secured inter-bank money market loans	10,696	—	—	—	10,696
Unsecured inter-bank money market loans	61,500	—	—	—	61,500
Secured corporate loans	55,073	68,611	4,435	50,891	179,010
Unsecured corporate loans	26,509	37,086	—	—	63,595
Advances to affiliated companies	11,266	—	—	373	11,639

Total	¥338,263	¥129,392	¥4,442	¥277,895	¥749,992

(1)	Relate to collateral exposures where a specified ratio of LTV is maintained.

Nomura reviews internal counterparty credit ratings at least once a year by using available borrower’s credit information including financial statements and other information. Internal counterparty credit ratings are also reviewed more frequently for high-risk borrowers or problematic exposures and any significant credit event of a counterparty will trigger on immediate credit review process.

8. Business combinations:

For the purpose of streamlining Nomura Group’s management structure for faster decision making in relation to reorganization, on May 13, 2011, Nomura entered into an agreement with one of its affiliated companies, Nomura Land and Building Co., Ltd. (“NLB”) to implement a share exchange (“Share Exchange Agreement”) effective on July 1, 2011. In advance of the effective date of the Share Exchange Agreement, Nomura acquired an additional 39.0% of the issued shares of NLB (“Share Purchases”) as of May 24, 2011. As a result of the Share Purchases, NLB became a consolidated subsidiary of Nomura during the three months ended June 30, 2011. Nomura’s total consideration in relation to the Share Purchases was approximately ¥37,620 million. The difference between the fair value of the acquired net assets of NLB and the acquisition cost is accounted for as a bargain purchase gain of ¥44,963 million which is reported within Revenue—Other in the consolidated statements of operations.

The Share Purchases are accounted for as a step acquisition in these consolidated financial statements, because Nomura held 38.5% of the outstanding shares of NLB prior to the Share Purchases. Nomura remeasured the previously held equity investments in NLB and other companies which were acquired as a result of the Share Purchases at fair value. The change in fair value was a loss of ¥16,555 million which is reported within Revenue—Other in the consolidated statements of operations. The remeasurement to fair value was determined primarily based on the cost of the Share Purchases, in which the financial condition and assets of NLB were considered in reference to the valuation results provided by third party appraisers. As of the date of the Share Purchases, the previously held equity investments were remeasured at the fair value of ¥38,379 million. Further, equity investments in NLB previously held by other affiliated companies of Nomura were also remeasured at fair value, resulting in an additional loss of ¥4,109 million which is also reported within Revenue—Other in the consolidated statements of operations.

There were no other material acquisition-related costs incurred in connection with this business combination.

The operating results of NLB and other companies acquired as a result of the Share Purchases have been included in these consolidated statements of operations from May 2011. As a result, revenues generated by NLB and these other companies which have been included in the consolidated statements of operations were ¥271,638 million and ¥129,581 million for the nine and three months ended December 31, 2011, respectively. In addition, a net income of ¥2,514 million and ¥2,615 million from NLB and other companies acquired as a result of the Share Purchases are included in the consolidated statements of operations for the nine and three months ended December 31, 2011, respectively. Revenues and expenses arising from NLB and other companies that are acquired as a result of the Share Purchases are generally reported in Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.

The following table provides a summary of the fair value of the assets acquired and the liabilities assumed, as of the date of the Share Purchase.

Millions of yen
Assets:
Cash and cash deposits	¥78,634
Loans receivable(1)	54,023
Receivables from other than customers	12,865
Office buildings, land, equipment and facilities	715,683
Intangible assets(2)	60,048
Assets other than above(3)	1,290,121

Total assets	2,211,374

Liabilities:
Short-term borrowings	82,800
Long-term borrowings	952,932
Liabilities other than above	748,889

Total liabilities	1,784,621

Equity attributable to NHI shareholders	120,962

Noncontrolling interests of NLB(4)	22,397

Noncontrolling interests attributable to other than shareholders of NLB(5)	283,394

Acquisition costs and fair value of previously held equity investments in NLB and other newly consolidated subsidiaries	75,999

Goodwill	¥(44,963)

(1)	Valuation is based on the difference between the gross contractual amounts receivable of ¥54,131 million and the estimate of the contractual cash flows not expected to be collected of ¥108 million.
(2)	Includes finite-lived intangible assets related to client contracts and lease agreements which are amortized based on a weighted-average amortization period of nine years with no estimated residual value.
(3)	Includes real estate classified as held for sale.
(4)	Valuation is based on the acquisition cost of the Share Purchases.
(5)	Valuation is based on either the market value or the net asset value as of the date of acquisition.

The following selected (unaudited) pro-forma financial information presents revenue and net income (loss) amounts as if the acquisitions occurred on April 1, 2010.

	Millions of yen, except per share amounts
	Nine months ended December 31
	2010	2011
Total revenue	¥1,390,510	¥1,328,355

Net income (loss) attributable to NHI shareholders	¥42,765	¥(35,728)
Basic net income (loss) attributable to NHI shareholders per share	11.76	(9.82)
Diluted net income (loss) attributable to NHI shareholders per share	11.72	(9.83)

Based on the Share Exchange Agreement, 118 common shares of the company were allotted and delivered for each share of NLB, and NLB became a wholly owned subsidiary of Nomura as of July 1, 2011. On the same day, Nomura issued 103,429,360 common shares. In addition, the common shares of NLB which Nomura acquired through the Share Exchange Agreement include the shares that had been held by one of Nomura’s subsidiaries, Nomura Asset Management Co., Ltd., and the acquisition of those shares is accounted for as a transaction between entities under common control.

9. Other assets—Other / Other liabilities:

The following table sets forth Other assets—Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	March 31, 2011	December 31, 2011
Other assets—Other:
Securities received as collateral	¥43,624	¥77,953
Goodwill and other intangible assets	116,834	156,802
Deferred tax assets	241,911	221,927
Investments in equity securities for other than operating purposes	11,915	130,211
Other(1)	154,209	950,710

Total	¥568,493	¥1,537,603

Other liabilities:
Obligation to return securities received as collateral	¥43,624	¥77,953
Accrued income taxes	10,123	10,842
Other accrued expenses and provisions	404,048	324,200
Other(2)	94,521	718,520

Total	¥552,316	¥1,131,515

(1)	Includes real estate held for sale.
(2)	Includes the liabilities relating to the investment contracts which were underwritten by the insurance subsidiary. As of December 31, 2011, the amount of carrying values and estimated fair values are ¥288,682 million and ¥290,839 million, respectively. The fair value is estimated by discounting future cash flow.

10. Earnings per share:

A reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Millions of yen except per share data presented in yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Basic—
Net income (loss) attributable to NHI shareholders	¥16,762	¥(10,499)
Weighted average number of shares outstanding	3,635,924,875	3,637,598,549
Net income (loss) attributable to NHI shareholders per share	¥4.61	¥(2.89)

Diluted—
Net income (loss) attributable to NHI shareholders	¥16,758	¥(10,506)
Weighted average number of shares outstanding	3,649,870,251	3,636,869,561
Net income (loss) attributable to NHI shareholders per share	¥4.59	¥(2.89)

	Millions of yen except per share data presented in yen
	Three months ended December 31, 2010	Three months ended December 31, 2011
Basic—
Net income attributable to NHI shareholders	¥13,389	¥17,822
Weighted average number of shares outstanding	3,599,894,625	3,661,849,097
Net income attributable to NHI shareholders per share	¥3.72	¥4.87

Diluted—
Net income attributable to NHI shareholders	¥13,388	¥17,822
Weighted average number of shares outstanding	3,613,940,829	3,681,100,410
Net income attributable to NHI shareholders per share	¥3.70	¥4.84

Net income (loss) attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates for the nine and three months ended December 31, 2010 and for the nine and three months ended December 31, 2011, respectively, arising from options to purchase common shares issued by affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from stock-based compensation plans issued by the Company that would have minimal impact on EPS in the nine months ended December 31, 2010. The weighted average number of shares used in the calculation of diluted EPS reflects the change in potential common shares arising from stock-based compensation plans issued by the Company that would have minimal impact on EPS in the nine months ended December 31, 2011.

Antidilutive stock options to purchase 63,413,100 common shares and 61,204,500 common shares for the nine and three months ended December 31, 2010, respectively, were not included in the computation of diluted EPS. Antidilutive stock options to purchase 123,650,000 common shares and 66,279,700 common shares for the nine and three months ended December 31, 2011, respectively, were not included in the computation of diluted EPS.

On July 1, 2011, Nomura issued 103,429,360 common shares in accordance with NLB becoming a wholly owned subsidiary of Nomura. See Note 8, “Business combinations” for more information.

11. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Net Periodic Benefit Cost

The net periodic benefit cost of the defined benefit plans includes the following components.

Japanese entities’ plans—

	Millions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Service cost	¥6,135	¥6,030
Interest cost	3,367	3,244
Expected return on plan assets	(2,386)	(2,349)
Amortization of net actuarial losses	2,316	2,224
Amortization of prior service cost	(861)	(861)

Net periodic benefit cost	¥8,571	¥8,288

	Millions of yen
	Three months ended December 31, 2010	Three months ended December 31, 2011
Service cost	¥2,134	¥2,029
Interest cost	1,122	1,082
Expected return on plan assets	(794)	(783)
Amortization of net actuarial losses	772	645
Amortization of prior service cost	(287)	(288)

Net periodic benefit cost	¥2,947	¥2,685

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

12. Restructuring initiatives

In anticipation of an ongoing environment of economic uncertainty, Nomura has undertaken firm-wide initiatives on streamlining the cost structure by primarily focusing on the Wholesale Division to improve profitability, select accretive businesses aligned with market conditions and allocate business resources to growth regions accordingly.

As a result of these initiatives, Nomura recorded employee termination costs of ¥6,468 million for the three months ended December 31, 2011. These costs are included mainly in the Non-interest expenses—Compensation and benefits in the consolidated statements of operations, among which ¥1,661 million has been paid out. Also as of December 31, 2011, a total of ¥4,807 million has been recorded in the liability.

These initiatives are expected to be completed during the year ending March 31, 2013, however, the total costs to be incurred going forward are currently under evaluation.

13. Income taxes:

For the nine months ended December 31, 2010, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 67.3% is mainly due to non-deductible expenses, different tax rates applicable to income (loss) of foreign subsidiaries and changes in statutory tax rates. For the three months ended December 31, 2010, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 52.1% is mainly due to non-deductible expenses.

For the nine months ended December 31, 2011, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 106.9% is mainly due to an increase in valuation allowance of foreign subsidiaries and changes in statutory tax rates caused by revisions of domestic tax laws, whereas a decrease in valuation allowance of Nomura Holdings, Inc. (the “Company”) and its domestic subsidiaries and non-taxable revenue decreased the effective tax rate. For the three months ended December 31, 2011, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 28.8% is mainly due a decrease in valuation allowance of the Company and its domestic subsidiaries, whereas changes in statutory tax rates caused by revisions of domestic tax laws increased the effective tax rate.

Revisions of domestic tax laws

On December 2, 2011, the “Act to partially revise the Income Tax Act and others in order to construct a tax system corresponding to changes in the structure of economic system” (Act No. 114 of 2011) (the “Act 114”) was promulgated. Under the Act 114, effective from the fiscal year beginning on or after April 1, 2012, the corporate income tax rate will be reduced from 30% to 25.5% and the use of operating loss carryforwards for tax purposes will be limited to 80% of the current year taxable income before deducting operating loss carryforwards for tax purposes. Also, on December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration after the East Japan Earthquake” (Act No. 117 of 2011) (the “Act 117”) was promulgated. Under the Act 117, effective for three fiscal years beginning between April 1, 2012 and March 31, 2015, the Special Reconstruction Corporate Tax will be imposed on the companies, which will be calculated by multiplying the base corporate income tax by 10%. As a result, the domestic statutory tax rates to calculate deferred tax assets and liabilities will be 38% for the temporary differences expected to be reversed between April 1, 2012 and March 31, 2015 and 36% thereafter.

Due to these revisions, net deferred tax assets decreased by ¥5,510 million as of December 31, 2011. For both the nine months ended December 31, 2011 and the three months ended December 31, 2011, income tax expenses increased by ¥5,510 million and net income attributable to NHI shareholders decreased by ¥13,251 million.

14. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite notes that may be issued by the clients. The outstanding commitments under these agreements are included in below commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Certain consolidated VIEs which are engaged in the aircraft leasing business have commitments to purchase aircraft. The outstanding commitments under these agreements are included in commitments to purchase aircraft.

These commitments outstanding were as follows:

	Millions of yen
	March 31, 2011	December 31, 2011
Commitments to extend credit	¥264,736	¥278,815
Commitments to invest in partnerships	38,008	28,504
Commitments to purchase aircraft	77,928	53,995

As of December 31, 2011 these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥278,815	¥57,005	¥49,985	¥150,247	¥21,578
Commitments to invest in partnerships	28,504	—	22,180	584	5,740
Commitments to purchase aircraft	53,995	23,132	30,863	—	—

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Other commitments

The amounts of commitments to purchase real estate for sale and rental were nil as of March 31, 2011 and ¥173,491 million as of December 31, 2011. These included ¥101,079 million with maturities of less than 1 year and ¥72,412 million with maturities of 1 to 3 years.

Operating leases

The following table presents a schedule of future minimum rental payments under non-cancelable operating leases with initial or remaining terms exceeding one year:

	Millions of yen
	March 31, 2011	December 31, 2011
Total minimum lease payments	¥88,215	¥166,800
Less: Sublease rental income	(11,412)	(9,835)

Net minimum lease payments	¥76,803	¥156,965

As of March 31, 2011, these minimum lease payments had the following maturity for payments:

	Millions of yen
		Years of Payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥88,215	¥15,034	¥14,146	¥11,268	¥9,282	¥8,296	¥30,189

As of December 31, 2011, these minimum lease payments had the following maturity for payments:

	Millions of yen
		Years of Payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥166,800	¥18,689	¥19,187	¥16,933	¥15,091	¥10,749	¥86,151

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer economic loss from any fine, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

In accordance with ASC 450 “Contingencies”, Nomura recognizes a liability for this risk of loss arising on each individual matter when an estimated economic loss is probable and the amount of such loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws. Nomura cannot therefore estimate with confidence losses or ranges of losses for actions and proceedings where there is only a reasonably possible risk of loss.

Nomura believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to Nomura’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated results of operations or cash flows in a particular quarter or annual period.

The most significant actions and proceedings against Nomura are summarized below. Where possible, the amount of the claim of the counterparty is disclosed which provides an indication of the maximum loss we may incur.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of EUR 33.8 million, including interest, already refunded. In March 2008, NIP lodged an appeal against the Tax Notice rejecting the Italian tax authorities’ demands for reimbursement and in November 2009, a decision was issued by the Pescara Tax Court in favor of the Italian Tax Authorities. NIP is vigorously challenging this decision.

In April 2010, Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”) commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the proofs of claims filed by Nomura’s subsidiaries, Nomura Securities Co., Ltd. (“NSC”), NIP and Nomura Global Financial Products Inc. (“NGFP”) in respect of swaps and other derivative transactions in the total amount of approximately $1 billion; and in the case of NSC and NIP, Lehman Inc. is seeking to recover damages. On January 5, 2012, the parties filed a stipulation dismissing with prejudice the proceedings commenced against NIP and resolving the claims of NIP and NGFP against Lehman.

Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (under the liquidation with its trustee’s on-going recovery procedure pursuant to the Securities Investor Protection Act in the U.S. since December 2008), have filed lawsuits in the Supreme Court of the State of New York and U.S. Bankruptcy Court against a number of investors, including NIP, seeking to recover redemption payments that the Fairfield Funds allege, inter alia, were mistakenly made. In a complaint dated October 5, 2010, the amount claimed against NIP was approximately $34 million plus interest. The claim against NIP is proceeding in the U.S. Bankruptcy Court.

On November 11, 2010, the High Court in London ruled in favor of NIP and Nomura Bank International Plc (“NBI”) dismissing claims made by WestLB AG (“WestLB”) against them. WestLB first served the proceedings on NIP and NBI in April 2009, claiming that under the terms of a note issued by NBI and which matured in October 2008, WestLB was entitled to receive approximately $22 million, which it claimed to be the value of a fund of shares referable to the NBI note. WestLB sought permission to appeal and this was granted by the Court of Appeal on March 7, 2011.

        On March 1, 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a special purpose company (“SPC”) established at the request of NIP. These are proceedings to challenge the SPC’s rights over approximately $156 million in an account held in Switzerland. The SPC has a security interest over the money pursuant to a loan facility with a third party. The SPC does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies.

        In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous sponsors, issuers and underwriters of residential mortgage-backed securities (“MBS”), and their controlling persons, including certain of Nomura’s U.S. subsidiaries. The action alleges that FHLB-Boston purchased residential MBS issued by a Nomura U.S. subsidiary for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by a Nomura U.S. subsidiary but does not specify the amount of its purchases or the amount of any alleged losses. Due to the lack of information at this early stage of the litigation and the uncertainties involved, including lack of information concerning the alleged purchases by the plaintiff, and uncertainties concerning significant legal issues that may be dispositive, Nomura cannot provide an estimate of exposure to loss related to this matter at this time.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“Wescorp”) against various sponsors, issuers and underwriters of residential MBS purchased by Wescorp. The complaint alleges that Wescorp purchased residential MBS issued by certain of Nomura’s U.S. subsidiaries, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that Wescorp purchased certificates in two offerings in which a Nomura U.S. subsidiary was the issuer in the original principal amount of approximately $83 million and seeks rescission of its purchases or compensatory damages. Due to the lack of information at this early stage of the litigation and the uncertainties involved, Nomura cannot provide an estimate of exposure to loss related to this matter at this time.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous sponsors, issuers and underwriters of residential MBS, and their controlling persons, including certain of Nomura’s U.S. subsidiaries. The action alleges that the GSEs purchased residential MBS issued by certain Nomura subsidiaries in the U.S. for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in which a Nomura U.S. subsidiary was the issuer in the original principal amount of approximately $2,046 million and seeks rescission of its purchases or compensatory damages. Due to the lack of information at this early stage of the litigation and the uncertainties involved, Nomura cannot provide an estimate of exposure to loss related to this matter at this time.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various sponsors, issuers and underwriters of residential MBS purchased by U.S. Central, including a U.S. subsidiary of Nomura. The complaint alleges that U.S. Central purchased residential MBS issued by the subsidiary, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint against the Nomura U.S. subsidiary alleges that U.S. Central purchased certificates in one offering in which the subsidiary was the issuer in the original principal amount of approximately $50 million and seeks rescission of its purchases or compensatory damages. Due to the lack of information at this early stage of the litigation and the uncertainties involved, Nomura cannot provide an estimate of exposure to loss related to this matter at this time.

In November 2011, NIP was served with a claim filed by the trustee (the “Madoff Trustee”) appointed for the liquidation of Bernard L. Madoff Investment Securities LLC (“BLMIS”) and Bernard L. Madoff in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is seeking to recover from NIP is approximately $21 million.

Nomura supports the position of Nomura’s subsidiaries in each of these claims.

Certain Mortgage-Related Contingencies in the U.S.

Certain of Nomura’s subsidiaries in the U.S. securitized mortgage loans in the form of MBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. Certain of the MBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, which the subsidiaries believe were made at the instance of one or more investors, and from certificate insurers. Each claim received has been reviewed, and the subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans (or to otherwise compensate the issuing trust) for those claims that the subsidiaries have determined to have merit.

Nomura cannot provide an estimate of its exposure to the existing unresolved demands or the likelihood of additional breach of representation claims at this time due to the uncertainties involved. Specifically, macroeconomic conditions, including the unemployment rate, affect the rate of defaults in residential mortgages. Further, Nomura’s exposure with respect to such claims is influenced by the particular originators which underwrote the loans at issue, the particular representations made (which were not uniform across all securitizations), and fluctuations in values in the residential real estate markets which affect the loss severity for defaulting loans. As at January 31, 2012, the subsidiaries have received loan repurchase claims of $1,505 million that are unresolved.

Guarantees—

ASC 460 “Guarantees” specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation at inception.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and certain other guarantees:

	Millions of yen
	March 31, 2011		December 31, 2011
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts(1)	¥3,539,472	¥101,555,634	¥3,924,984	¥102,724,408
Standby letters of credit and other guarantees(2)	267	8,512	249	21,277

(1)	Credit derivatives are disclosed in Note 4. “Derivative instruments and hedging activities” and are excluded from “Derivative contracts”.
(2)	Collateral held in connection with “Standby letters of credit and other guarantees” as of March 31, 2011 is ¥6,761 million and as of December 31, 2011 is ¥6,032 million.

The following table presents maturity information on Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of December 31, 2011:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥3,924,984	¥102,724,408	¥36,034,572	¥21,690,631	¥11,742,797	¥33,256,408
Standby letters of credit and other guarantees	249	21,277	12,714	306	205	8,052

15. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management and the Wholesale segments. Nomura structures its business segments based upon the nature of main products and services, its client base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except for the impact of unrealized gains (losses) on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in Income (loss) before income taxes, is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Nomura Bank (Luxembourg) S.A. in the Asset Management segment was integrated into “Other” during the nine months ended December 31, 2011. In accordance with this integration, certain prior period amounts have been reclassified to conform to the current period presentation.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Nine months ended December 31, 2010
Non-interest revenue	¥294,033	¥45,730	¥378,193	¥63,765	¥781,721
Net interest revenue	2,161	3,507	65,995	(8,220)	63,443

Net revenue	296,194	49,237	444,188	55,545	845,164
Non-interest expenses	212,673	35,495	466,908	60,396	775,472

Income (loss) before income taxes	¥83,521	¥13,742	¥(22,720)	¥(4,851)	¥69,692

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Nine months ended December 31, 2011
Non-interest revenue	¥255,621	¥47,318	¥298,079	¥347,999	¥949,017
Net interest revenue	2,261	2,777	98,648	(9,711)	93,975

Net revenue	257,882	50,095	396,727	338,288	1,042,992
Non-interest expenses	215,040	33,693	446,839	317,120	1,012,692

Income (loss) before income taxes	¥42,842	¥16,402	¥(50,112)	¥21,168	¥30,300

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended December 31, 2010
Non-interest revenue	¥96,697	¥16,033	¥150,310	¥14,399	¥277,439
Net interest revenue	785	1,245	21,864	(7,181)	16,713

Net revenue	97,482	17,278	172,174	7,218	294,152
Non-interest expenses	74,482	11,702	161,389	20,520	268,093

Income (loss) before income taxes	¥23,000	¥5,576	¥10,785	¥(13,302)	¥26,059

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended December 31, 2011
Non-interest revenue	¥78,936	¥14,208	¥145,929	¥141,823	¥380,896
Net interest revenue	777	1,093	30,232	(5,599)	26,503

Net revenue	79,713	15,301	176,161	136,224	407,399
Non-interest expenses	69,614	11,058	138,322	151,470	370,464

Income (loss) before income taxes	¥10,099	¥4,243	¥37,839	¥(15,246)	¥36,935

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Net gain (loss) related to economic hedging transactions	¥4,377	¥10,453
Realized gain (loss) on investments in equity securities held for operating purposes	(72)	182
Equity in earnings of affiliates	3,736	6,746
Corporate items(1)	(12,642)	(24,511)
Other(2)	(250)	28,298

Total	¥(4,851)	¥21,168

	Millions of yen
	Three months ended December 31, 2010	Three months ended December 31, 2011
Net gain (loss) related to economic hedging transactions	¥5,168	¥7,737
Realized gain (loss) on investments in equity securities held for operating purposes	391	(316)
Equity in earnings of affiliates	1,380	1,301
Corporate items	(15,668)	(28,852)
Other(2)	(4,573)	4,884

Total	¥(13,302)	¥(15,246)

(1)	Includes the gain due to the business combination with NLB in Corporate items for the nine months ended December 31, 2011.
(2)	Includes the impact of Nomura’s own creditworthiness in certain financial liabilities for which the fair value option has been elected in accordance with ASC 825, and the impact of its own creditworthiness on derivative liabilities.

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income (loss) before income taxes in the consolidated statements of operations.

	Millions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Net revenue	¥845,164	¥1,042,992
Unrealized gain (loss) on investments in equity securities held for operating purposes	(13,850)	(6,101)

Consolidated net revenue	¥831,314	¥1,036,891

Non-interest expenses	¥775,472	¥1,012,692
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥775,472	¥1,012,692

Income (loss) before income taxes	¥69,692	¥30,300
Unrealized gain (loss) on investments in equity securities held for operating purposes	(13,850)	(6,101)

Consolidated income (loss) before income taxes	¥55,842	¥24,199

	Millions of yen
	Three months ended December 31, 2010	Three months ended December 31, 2011
Net revenue	¥294,152	¥407,399
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,715	(2,462)

Consolidated net revenue	¥295,867	¥404,937

Non-interest expenses	¥268,093	¥370,464
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥268,093	¥370,464

Income (loss) before income taxes	¥26,059	¥36,935
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,715	(2,462)

Consolidated income (loss) before income taxes	¥27,774	¥34,473

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated based on transactions with external customers while income (loss) before income taxes have been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Net revenue(1):
Americas	¥122,981	¥100,355
Europe	188,522	145,455
Asia and Oceania	34,782	27,365

Subtotal	346,285	273,175
Japan	485,029	763,716

Consolidated	¥831,314	¥1,036,891

Income (loss) before income taxes:
Americas	¥337	¥(25,983)
Europe	(33,566)	(68,266)
Asia and Oceania	(12,550)	(10,290)

Subtotal	(45,779)	(104,539)
Japan	101,621	128,738

Consolidated	¥55,842	¥24,199

	Millions of yen
	Three months ended December 31, 2010	Three months ended December 31, 2011
Net revenue(1):
Americas	¥48,125	¥39,746
Europe	67,623	50,935
Asia and Oceania	12,585	11,141

Subtotal	128,333	101,822
Japan	167,534	303,115

Consolidated	¥295,867	¥404,937

Income (loss) before income taxes:
Americas	¥2,748	¥1,031
Europe	(3,439)	(20,942)
Asia and Oceania	(2,358)	541

Subtotal	(3,049)	(19,370)
Japan	30,823	53,843

Consolidated	¥27,774	¥34,473

(1)	There is no revenue derived from transactions with a single major external customer.

	Millions of yen
	March 31, 2011	December 31, 2011
Long-lived assets:
Americas	¥91,295	¥88,530
Europe	115,352	102,539
Asia and Oceania	31,642	29,024

Subtotal	238,289	220,093
Japan	270,945	991,593

Consolidated	¥509,234	¥1,211,686

2. Other

On November 1, 2011 the Board of Directors resolved to pay the dividend based on the record date of September 30, 2011 to shareholders registered as of September 30, 2011.

a. Total dividend based on the record date of September 30, 2011	¥14,658 million
b. Dividend based on the record date of September 30, 2011 per share	¥4.0

[Translation]

Quarterly Review Report of Independent Auditors

February 14, 2012

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Tadayuki Matsushige
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

We have performed a quarterly review of the quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 4. Financial Information for the three-month and nine- month periods ended December 31, 2011 within the fiscal period from April 1, 2011 to March 31, 2012, which include the quarterly consolidated balance sheet, and the quarterly consolidated statements of operations, changes in equity, comprehensive income and cash flows, and the related notes, pursuant to the requirements of the rules specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act.

Responsibility of Company’s Management for Quarterly Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements), and for such internal control as management determines is necessary to enable the preparation of quarterly consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Responsibility of Independent Auditors

Our responsibility is to independently express a conclusion on these quarterly consolidated financial statements based on our review. We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan.

A review of quarterly consolidated financial statements consists of making inquiries, primarily of management and persons responsible for financial and accounting matters, applying analytical and other quarterly review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion of Independent Auditors

Based on our review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of December 31, 2011,and the consolidated results of their operations for three-month and nine-month periods then ended and their cash flows for the nine-month period then ended in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

Interest

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original quarterly review report of independent auditors and the Company maintains the original report.

<Note>

This is an English translation of the Japanese language Quarterly Review Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the limited procedures applied on the quarterly consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the three-month and nine-month periods ended December 31, 2011 within the fiscal period from April 1, 2011 to March 31, 2012. Ernst & Young ShinNihon LLC have not applied any such procedures nor have they performed an audit on the English language version of the consolidated financial statements for the above-mentioned periods which are included in this current report on Form 6-K.

Exhibit 2

Confirmation Letter

1 [Appropriateness of Quarterly Securities Report]

Kenichi Watanabe, Group Chief Executive Officer, and Junko Nakagawa, Chief Financial Officer, have confirmed that the quarterly securities report of Nomura Holdings, Inc. for the three months ended December 31, 2011 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.

Exhibit 3

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for the nine months ended December 31, 2011, in accordance with U.S. GAAP.

Millions of yen
For the nine months ended December 31, 2011
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	¥22,223
Add: Fixed charges	249,467
Distributed income of equity investees	4,427

Earnings as defined	¥276,117

Fixed charges	¥249,467
Ratio of earnings to fixed charges(1)	1.1

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income (loss) before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.